OGE Energy Corp.

Proxy Statement
and
Notice of Annual Meeting

May 22, 2003

OG+E
[LOGO]

Contents

Notice of Annual Meeting of Shareowners and Proxy Statement

Thursday, May 22, 2003, at 10:00 a.m.

National Cowboy and Western Heritage Museum
1700 Northeast 63rd Street
Oklahoma City, Oklahoma

OGE ENERGY CORP.

April 4, 2003

Dear Shareowner:

You are cordially invited to attend the annual meeting of OGE Energy Corp. at 10:00 a.m. on Thursday, May 22, 2003, at the National Cowboy and Western Heritage Museum, 1700 Northeast 63rd Street, Oklahoma City, Oklahoma.

The matters to be voted on at the meeting are described in the Notice of Annual Meeting of Shareowners and Proxy Statement on the following pages.

Even though you may own only a few shares, your proxy is important in making up the total number of shares necessary to hold the meeting. Whether or not you plan to attend the meeting, please vote your shares as soon as possible. A return envelope for your proxy card is enclosed for your convenience. Again this year, in addition to telephone voting, you also have the option of voting by the Internet. Instructions are included on the proxy card. Your vote will be appreciated.

If you arrive before the meeting, you will have the opportunity to visit informally with the management of your Company. In addition to the business portion of the meeting, there will be reports on our current operations and outlook.

Your continued interest in the Company is most encouraging and, on behalf of the Board of Directors and employees, I want to express our gratitude for your confidence and support.

```
                        Very truly yours,


                        /s/Steven E. Moore
                          Steven E. Moore
                          Chairman of the Board, President
                          and Chief Executive Officer
```

Notice of Annual Meeting
of Shareowners

The Annual Meeting of Shareowners of OGE Energy Corp. will be held on Thursday, May 22, 2003, at 10:00 a.m. at the National Cowboy and Western Heritage Museum, 1700 Northeast 63rd Street, Oklahoma City, Oklahoma, for the following purposes:

(1)   To elect three directors to serve for a three-year term;

(2)   To approve the OGE Energy Corp. 2003 Stock Incentive Plan;

(3)   To approve the OGE Energy Corp. 2003 Annual Incentive Compensation Plan; and

(4)   To transact such other business as may properly come before the meeting.

The map on page 29 will assist you in locating the National Cowboy and Western Heritage Museum.

Shareowners who owned stock on March 24, 2003, are entitled to notice of and to vote at this meeting or any adjournment of the meeting. A list of such shareowners will be available, as required by law, at our principal offices at 321 N. Harvey, Oklahoma City, Oklahoma 73102.

```
/s/ Carla D. Brockman
    Carla D. Brockman
    Secretary
```

Dated: April 4, 2003

IMPORTANT — YOUR PROXY CARD IS ENCLOSED IN THIS ENVELOPE

To assure your representation at the meeting, please vote your shares by the Internet, by telephone or by signing, dating and returning the proxy card promptly in the enclosed envelope. No postage is required for mailing in the United States. If your shares are held in the name of a broker, trust, bank or other nominee and you plan to attend the meeting and vote your shares in person, you should bring with you a proxy or letter from the broker, trustee, bank or nominee confirming your beneficial ownership of the shares.

Proxy Statement

April 4, 2002

Introduction

The Annual Meeting of Shareowners of OGE Energy Corp. (the "Company") will be held at the National Cowboy and Western Heritage Museum, 1700 Northeast 63rd Street, Oklahoma City, Oklahoma, on May 22, 2003, at 10:00 a.m. For the convenience of those shareowners who may attend the meeting, a map is printed on page 29 that gives directions to the National Cowboy and Western Heritage Museum. At the meeting, it is intended that the first three items in the accompanying notice will be presented for action by the owners of the Company's Common Stock. The Board of Directors does not now know of any other matters to be presented at the meeting, but, if any other matters are properly presented to the meeting for action, the persons named in the accompanying proxy will vote upon them in accordance with their best judgment.

Your Board of Directors is sending you this proxy statement in connection with the solicitation of your proxy for use at the Annual Meeting. When you vote by Internet, by telephone or by mail, you appoint Steven E. Moore, Herbert H. Champlin, and Martha W. Griffin as your representatives at the Annual Meeting. Mr. Moore, Mr. Champlin, and Mrs. Griffin will vote your shares, as you have instructed them, at the Annual Meeting. This way, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the meeting, it is a good idea to vote your shares in advance of the meeting, just in case your plans change.

If an issue comes up for vote at the meeting that is not on the proxy card, Mr. Moore, Mr. Champlin and Mrs. Griffin will vote your shares, under your proxy, in accordance with their best judgment.

Voting Procedures; Revocation of Proxy

You may vote by mail, by telephone, by Internet, or in person. To vote by mail, simply complete and sign the proxy card and mail it in the enclosed, prepaid and preaddressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you return a signed card but do not provide voting instructions, your shares will be voted **FOR** the three named nominees for director and **IN FAVOR OF** the proposals to approve the OGE Energy Corp. 2003 Stock Incentive Plan and the OGE Energy Corp. 2003 Annual Incentive Compensation Plan.

Shareowners of record also may vote by the Internet or by using the toll-free number listed on the proxy card. Telephone and Internet voting also is available to shareowners who hold their shares in the Dividend Reinvestment and Stock Purchase Plan and the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Retirement Savings Plan"). The telephone voting and Internet voting procedure is designed to verify shareowners through use of a Control Number that is provided on each proxy card. This procedure allows you to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone or by the Internet, you do not have to mail in your proxy card. Please see your proxy card for specific instructions.

If you wish to vote in person, we will pass out written ballots at the meeting. If you hold your shares in street name (*i.e.*, they are held by your broker in an account for you), you must request a legal proxy from your broker in order to vote at the meeting.

If you change your mind after voting your proxy, you can revoke your proxy and change your vote at any time before the polls close at the meeting. You can revoke your proxy by either signing another proxy with a later date, by voting by Internet, by telephone or by voting at the meeting. Alternatively, you may provide a written statement to the Company (attention Carla D. Brockman, Corporate Secretary) of your intention to revoke your proxy.

Record Date; Number of Votes

If you owned shares of our Common Stock at the close of business on March 24, 2003, you are entitled to one vote per share upon each matter presented at the meeting.

On March 1, 2003, there were 78,720,459 shares of Common Stock outstanding. The Company does not have any other outstanding class of voting stock. No person holds of record or, to our knowledge, beneficially owns more than 5% of our Common Stock.

Expenses of Proxy Solicitation

 We will pay all costs associated with preparing, assembling and mailing the proxy cards and proxy statements. We also will reimburse brokers, nominees, fiduciaries and other custodians for their expenses in forwarding proxy materials to shareowners. Officers and other employees of the Company may solicit proxies by mail, personal interview, telephone and/or telegraph. In addition, we have retained Mellon Investor Services to assist in the solicitation of proxies, at a fee of approximately $7,500 plus associated costs and expenses. Our employees will not receive any additional compensation for soliciting proxies.

Mailing of Proxy Statement and Annual Report

 This proxy statement and the enclosed proxy were mailed on or about April 4, 2003. Appendix A to this proxy statement has our audited financial statements and management's discussion and analysis of results of operations and financial condition. This Appendix A, and our Summary Annual Report which contains Mr. Moore's letter to shareowners, condensed financial statements and a summary discussion of results of operations were mailed with this proxy statement on or about March 31, 2003, to all of our shareowners who owned stock on March 24, 2003.

Voting Under Plans

 If you are a participant in our Dividend Reinvestment and Stock Purchase Plan (DRIP), your proxy will represent the shares held on your behalf under the DRIP and such shares will be voted in accordance with the instructions on your proxy. If you do not vote your proxy, your shares in the DRIP will not be voted.

 If you are a participant in our Retirement Savings Plan, you will receive a voting directive for shares allocated to your account. The trustee will vote these shares as instructed by you in your voting directive. If you do not return your voting directive, the trustee will vote your allocated shares in the same proportion that all plan shares are voted.

Voting of Shares Held in Street Name by Your Broker

 Brokerage firms have authority under New York Stock Exchange Rules to vote customers' unvoted shares on certain "routine" matters, including the election of directors. If you do not vote your proxy, your brokerage firm may either vote your shares on routine matters or leave your shares unvoted. We encourage you to provide instructions to your brokerage firm by voting your proxy. This ensures your shares will be voted at the meeting. When a brokerage firm votes its customers' unvoted shares on routine matters, these shares are counted for purposes of establishing a quorum to conduct business at the meeting. A brokerage firm, however, cannot vote customers' shares on non- routine matters, such as the proposals to approve the OGE Energy Corp. 2003 Stock Incentive Plan and the OGE Energy Corp. 2003 Annual Incentive Compensation Plan. Accordingly, these shares (sometimes referred to as broker non-votes) are considered not entitled to vote on non-routine matters, rather than as a vote against the matter.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

 The Board of Directors of the Company presently consists of nine members. The directors are classified into three groups. One class of directors is elected at each year's Annual Meeting for a three-year term and to continue in office until their successors are elected and qualified. The following three persons are the nominees of the Board to be elected for such three-year term at the Annual Meeting to be held on May 22, 2003: Mr. William E. Durrett, Mr. John D. Groendyke, and Mr. Steven E. Moore. Each of these individuals is currently a director of the Company whose term as a director is scheduled to expire at the Annual Meeting. For Mr. Durrett, who is 72, the Board of Directors has waived the Company's retirement policy for directors. Under this retirement policy, directors are to retire upon completion of their term after reaching age 70. Mr. Durrett has agreed to serve until a successor is found.

 Mr. Hugh Hembree, III will retire from the Board effective at the Annual Meeting. Mr. Hembree served as a director of the Company's principal subsidiary, Oklahoma Gas and Electric Company ("OG&E"), since 1985 and as a director of OGE Energy since its inception in 1996. The Board of Directors would like to express its sincere appreciation to Mr. Hembree for his many years of contribution and dedicated service.

 The enclosed proxy, unless otherwise specified, will be voted in favor of the election as directors of the previously listed three nominees. The Board of Directors does not know of any nominee who will be unable to serve, but if any of them should be unable to serve, the proxy holder may vote for a substitute nominee. No nominee or director owns more than .64% of any class of voting securities of the Company.

 For the nominees described herein to be elected as directors, they must receive a majority of the votes of shares of Common Stock present in person or by proxy and entitled to vote. Withholding authority is treated as a vote against.

 Each director of the Company during 2002 was also a director of OG&E. The Company became the parent company of OG&E pursuant to a corporate reorganization, effective December 31, 1996.

INFORMATION ABOUT DIRECTORS AND NOMINEES

     The following contains certain information as of March 1, 2003, concerning the three nominees for directors, as well as the directors whose terms of office extend beyond the Annual Meeting on May 22, 2003.

Nominees For Election For Term Expiring at 2006 Annual Meeting of Shareowners

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        WILLIAM E. DURRETT, 72, is Senior Chairman of the Board of
American Fidelity  Corporation,  an insurance holding company and
Chairman of North American  Insurance Agency,  Inc. From May 1998
to  October  1999,  he served as  President  and Chief  Executive
Officer of North  American  Insurance  Agency,  Inc. From 1978 to
1998, Mr. Durrett served as President and Chief Executive Officer
of American Fidelity  Corporation.  He also served as Chairman of
American  Fidelity  Corporation from 1989 to 1998. He also serves      [PHOTO]
as a member of the Boards and holds various  executive  positions
in numerous other subsidiaries of American Fidelity  Corporation.
He also serves as a director of BOK Financial  Corporation and of
INTEGRIS  Health.  Mr. Durrett has been a director of the Company
since December 31, 1996, and of OG&E since March 1991, and is
a member of the audit and nominating committees of the Board.
```

```
        JOHN D.  GROENDYKE, 58, is Chairman of the Board and Chief
Executive  Officer of Groendyke  Transport  Incorporated,  a bulk
truck transportation company in Enid, Oklahoma. Mr. Groendyke has
worked at Groendyke Transport,  Inc. since 1965. Mr. Groendyke is
also Chairman of the Board and President of Bell Transport, Inc.;      [PHOTO]
Oringderrf Tank Line, Inc.;  Transport Company,  Inc.; and Triple
"A"  Transport  and is Chairman of the Board of GTI Insurance Co.
Inc. and of James,  Inc. Mr. Groendyke also serves as Director of
Central  Service Corp. and Central  National Bank. Mr.  Groendyke
has been a director of the Company since January 2003.
```

```
        STEVEN  E.  MOORE,  56, is Chairman,  President  and Chief
Executive  Officer  of  the  Company  and  of  OG&E,  having  been
appointed to such positions with the Company  effective  December
31, 1996.   Mr. Moore was appointed  President of OG&E in  August
1995,  and as  Chief  Executive  Officer and  Chairman of OG&E in
May 1996.   Mr. Moore  has  been  employed  by OG&E for more than      [PHOTO]
28 years,  having  previously  served as Senior Vice President of
Law  and  Public  Affairs.  He also  serves as a  director  of BOK
Financial  Corporation,  INTEGRIS Health,  and has served on many
industry-wide  committees in the electric utility  industry.  Mr.
Moore  has  been a  director  of  the  Company  since  1996 and of
OG&E since October 1995.
```

Directors Whose Terms Expire at 2005 Annual Meeting of Shareowners

HERBERT H. CHAMPLIN, 65, is President of Champlin Exploration, Inc., an independent oil producer, and Chairman of Enid Data Systems, computer marketers, both located in Enid, Oklahoma. Mr. Champlin has been a director of the Company since December 31, 1996, and of OG&E since 1982, and is a member of the audit and compensation committees of the Board. Mr. Champlin also was engaged separately during 2002 as a part of his principal business occupation in the petroleum industry and had interests in oil and gas wells.

[PHOTO]

MARTHA W. GRIFFIN, 68, owner of Martha Griffin White Enterprises, is presently engaged in the management of her personal investments, the operation of a ranch and various civic activities. Prior to September 30, 1994, she served as Chairman of the Board of Griffin Television, Inc., located in Oklahoma City, Oklahoma, and Chairman of the Board of Griffin Food Company (a subsidiary of Griffin Television, Inc.). Mrs. Griffin has been a director of the Company since December 31, 1996, and of OG&E since 1987, and is a member of the nominating committee and the compensation committee of the Board.

[PHOTO]

RONALD H. WHITE, M.D., 66, is a practicing cardiologist and is President and Chief Executive Officer of Cardiology, Inc. in Oklahoma City. He serves as President, Partner and Director of Oklahoma Cardiovascular Associates, and a member of the Board of Managers of Oklahoma Heart Hospital. He was a member of the Board of Regents of the University of Oklahoma for 14 years. Dr. White has been a director of the Company since December 31, 1996, and of OG&E since 1989, and is a member of the compensation and nominating committees of the Board.

[PHOTO]

Directors Whose Terms Expire at 2004 Annual Meeting of Shareowners

LUKE R. CORBETT, 56, is Chairman and Chief Executive Officer of Kerr-McGee Corporation, which is engaged in oil and gas exploration and production and chemical operations. He has been employed by Kerr-McGee Corporation for more than 17 years, having served as Chairman and Chief Executive Officer since 1997; President and Chief Operating Officer from 1995 to 1997; and Group Vice President from 1992 to 1995. Mr. Corbett also serves [PHOTO] as a member of the Board of Directors of BOK Financial Corporation, and Noble Drilling Corporation. Mr. Corbett has been a director of the Company since December 31, 1996, and of OG&E since December 1, 1996, and is chairman of the compensation committee and is a member of the audit committee of the Board.

ROBERT KELLEY, 57, is President of Kellco Investments Inc., a private investment company. Prior to May 1, 2001, he served as Chairman of the Board of Noble Affiliates, Inc., an independent energy company with exploration and production operations in the United States and international operations in China, Equador, Equatorial Guinea and the U.K. sector of the North Sea. Prior to October 2, 2000 he also served as President and Chief Executive Officer of Noble Affiliates, Inc. and of its [PHOTO] three subsidiaries: Samedan Oil Corporation, Noble Gas Marketing Inc., and Noble Trading, Inc. Mr. Kelley also serves as a member of the Board of Directors of Lone Star Technologies, Inc. Mr. Kelley has been a director of the Company since December 31, 1996, and of OG&E since January 17, 1996, and is chairman of the audit committee and a member of the compensation committee of the Board.

J. D. WILLIAMS, 65, is founder and a former member of Williams & Jenson, P.C., a law firm in Washington, D. C. During 2002, the Company retained Williams & Jenson to perform various legal services on its behalf and expects to retain Williams & Jenson to provide similar services in 2003. He continues to [PHOTO] practice law and is involved in various civic and related matters. Mr. Williams has been a director of the Company since January 2001, and is chairman of the nominating committee and is a member of the audit committee of the Board.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Each member of our Board of Directors was also a director of OG&E during 2002 other than Mr. Groendyke who did not become a director of the Company and OG&E until 2003. The Board of Directors of the Company met on 6 occasions during 2002 and the Board of Directors of OG&E met on 6 occasions during 2002. Each director attended at least 88% of the total number of meetings of the Boards of Directors and the committees of the Boards on which he or she served, except Mr. Hembree who attended 67%.

Committees. The committees of the Company's Board of Directors include a compensation committee, an audit committee and a nominating and corporate governance committee. The Directors who are members of the various committees of the Company serve in the same capacity for purposes of the OG&E Board.

The members of the committees during 2002, and the duties and responsibilities of the committees are described below.

Name of Committee and Members	Functions of the Committee	Number of Meetings in 2002
Compensation Committee: Herbert H. Champlin Luke R. Corbett* Martha W. Griffin H. L. Hembree, III Robert Kelley Ronald H. White	Oversees o compensation of principal officers o salary policy o benefit programs o compensation for outside directors o future compensation objectives and goals of the Company	5
Audit Committee: Herbert H. Champlin Luke R. Corbett William E. Durrett Robert Kelley* J.D. Williams	Oversees financial reporting process o evaluate performance of independent auditors o review and recommend selection of independent auditors o discuss with internal and independent auditors scope and plans for audits, adequacy and effectiveness of accounting and financial controls, and results of their examinations o review interim financial statements and annual financial statements to be included in Form 10-K	6
Nominating and Corporate Governance Committee: William E. Durrett Martha W. Griffin H.L. Hembree, III Ronald H. White J.D. Williams*	Reviews and recommends o nominees for election as directors o membership of director committees o succession plans o corporate governance guidelines o evaluation of incumbent directors	1

* Chairperson

Shareowner Nominations for Directors. It is expected that the nominating committee will consider nominees recommended by shareowners in accordance with our By-laws. Our By-laws provide that, if you intend to nominate director candidates for election at an Annual Meeting of Shareowners, you must deliver written notice to the Corporate Secretary not later than 90 days in advance of the meeting. The notice must set forth certain information concerning you and the nominee(s), including each nominee's name and address, a representation that you are entitled to vote at such meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in your notice, a description of all arrangements or understandings between you and each nominee and any other person pursuant to which the nomination or nominations are to be made by you, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominee(s) and the consent of each nominee to serve as a director if so elected. The chairman of the Annual Meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Director Compensation. Compensation of nonofficer directors of the Company during 2002 consisted of an annual retainer fee of $59,000, of which $2,000 was payable monthly in cash (the same amount that has been

paid monthly since August 1994) and $35,000 was deposited in the director's account under the Directors' Deferred Compensation Plan and converted to 2,126.367 common stock units based on the closing price of the Company's Common Stock on December 2, 2002. Each non-officer director also received a grant during the first quarter of 2002 of stock options to purchase 4,100 shares of the Company's common stock at an exercise price equal to the fair market value at the date of the grant. The options were granted at the same time and on the same terms as the grant to executive officers. The options have a 10 year term and vest over three years, with one-third of the options becoming exercisable at the end of each year. No stock option grants were made to directors in the first quarter of 2003. In addition, all non-officer directors received $1,000 for each Board meeting and $1,000 for each committee meeting attended. These amounts represent the total fees paid to directors in their capacities as directors of the Company and OG&E.

Under the Directors' Deferred Compensation Plan, nonofficer directors may defer payment of all or part of their attendance fees and the cash portion of their annual retainer fee, which deferred amounts are credited to their account on the date the deferred amounts otherwise would have been paid.

Amounts credited to the accounts are assumed to be invested in one or more of the investment options permitted under the Plan. During 2002, those investment options included a Company Common Stock fund, whose value was determined based on the stock price of the Company's Common Stock, a money market fund, a bond fund and several stock funds.

When an individual ceases to be a director of the Company, all amounts credited under the Plan are paid in cash in a lump sum or installments. As an alternative to these investment options, prior to January 1, 2000, a non-officer director could elect to have all or any deferred portion of the attendance fees and the cash portion of the annual retainer fee applied to purchase life insurance for the director. Any deferred attendance or retainer fees used to purchase life insurance may not be transferred to other investment options.

Historically, for those directors who retired from the Board of Directors after 10 years or more of service, the Company and OG&E continued to pay their annual cash retainer until their death. In November 1997, the Board eliminated this retirement policy for directors. Directors who retired prior to November 1997, however, will continue to receive benefits under the former policy.

REPORT OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company (the "Audit Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. Management, however, has the primary responsibility for the financial statements and the reporting process including the systems of internal controls.

The Audit Committee has five members, none of whom has any relationship to the Company that interferes with the exercise of his or her independence from management and the Company, and each of whom qualifies as independent under the standards used by the New York Stock Exchange, where the Company's shares are listed. The Audit Committee operates under a written charter that has been approved by the Board of Directors. The Audit Committee annually reviews and reasseses the adequacy of its charter. Among other things, the charter specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities, including structure, processes and membership requirements.

In fulfilling its oversight responsibilities regarding the 2002 financial statements, the Audit Committee reviewed with Company management the audited financial statements contained in our Annual Report. The Audit Committee's review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed the 2002 financial statements with the Company's independent auditors. The Company's independent auditors are responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. Our review with the independent auditors included a discussion of the auditors' judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures received by the Audit Committee in accordance with the requirements of the Independence Standards Board.

The Audit Committee also discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits for 2003. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held six meetings during 2002 and the Chairman of the Audit Committee met with the auditors by telephone on a quarterly basis to discuss the Company's quarterly financial statements.

Fees For Independent Auditors

As discussed further under the caption "Change of Independent Public Accountants" on page 28, on May 16, 2002, the Company, on the advice of the Audit Committee, dismissed Arthur Andersen LLP as its independent public accountants and engaged Ernst & Young LLP as its independent public accountants for fiscal year 2002. During 2002, Arthur Andersen rendered professional services to the Company in connection with, among other things, the review of the unaudited financial statements included in the Company's Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on May 15, 2002. Also during 2002, Ernst & Young rendered professional services to the Company in connection with, among other things the audit of the Company's annual financial statements for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 and the reviews of the unaudited financial statements included in the Company's Quarterly Reports of Form 10-Q filed with the SEC on August 14, 2002 and November 14, 2002.

During 2002, Arthur Andersen provided services to the Company in the following categories and amounts:

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Audit Fees                             $     14,666
Financial Information Systems Design
  and Implementation Fees              $          0
All Other Fees 1                       $    283,434
```

During 2002, Ernst & Young provided services to the Company in the following categories and amounts:

```
Audit Fees                             $  1,122,104
Financial Information Systems Design
  and Implementation Fees              $          0
All Other Fees 1                       $    892,580
```

The Audit Committee has considered whether the provision of non-audit services by the Company's principal independent public accountants is compatible with maintaining auditor independence.

In reliance on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Audit Committee and the Board selected in March 2003 Ernst & Young as the Company's independent auditors for 2003. The Board of Directors and the Audit Committee in their discretion may change the selection of the independent auditors at any time during the year if they determine that such change would be in the best interest of the Company and its shareholders.

```
Audit Committee
Robert Kelley, Chairman
Herbert H. Champlin, member
Luke R. Corbett, member
William E. Durrett, member
J.D. Williams, member
```

1 Other Fees include, among other things, tax consulting and compliance, accounting work related to financings, and benefit plan audits.

EXECUTIVE OFFICERS' COMPENSATION

The Compensation Committee of the Board of Directors of the Company (the "Committee") administers our executive compensation program. The Committee's report on compensation paid to executive officers during 2002 is set forth below.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

General. The primary goals of the Committee in setting executive compensation in 2002 were: (i) to provide a competitive compensation package that would enable us to attract and retain key executives and (ii) to align the interests of our executives with those of our shareowners and also with our performance.

Compensation to our executive officers in 2002 was comprised primarily of salary, annual awards under our Annual Incentive Compensation Plan and long-term awards under our Stock Incentive Plan. In an effort to ensure the continued competitiveness of our executive compensation policies, the Committee in setting base salaries and making annual and long-term incentive awards considered the compensation paid at the 50th percentile to executives with similar duties within the following three groups: (i) the 2001 Energy Services Industry Executive Compensation Database (the "Energy Services Survey Group"), consisting of approximately 92 electric services organizations, (ii) the 2001 General Industry Executive Compensation Database (the "General Industry Survey Group"), consisting of more than 1200 companies in general industries and (iii) the average of the Energy Services Survey Group and the General Industry Survey Group (the "Blended Industry Survey Group").[1] All compensation data from these surveys was size-adjusted so that it would compare to the Company's or a subsidiary's revenues, as appropriate, and was updated using a 4.5 percent update factor to reflect anticipated 2002 compensation levels.

The Committee's intent in setting salaries is to pay competitive rates. The annual and long-term incentive portions of an executive's compensation are intended to achieve the Committee's goal of aligning an executive's interests with our shareowners' and with our performance. These portions of an executive's compensation are placed at risk and are linked to the accomplishment of specific results that are designed to benefit our shareowners and the Company, both in the long and short term. As a result, during years of excellent performance, executives are provided the opportunity to earn a highly competitive level of compensation and, conversely, in years of below-average performance, their compensation may be below competitive levels. Generally, higher level executive officers have a greater level of their compensation placed at risk.

A Federal tax law currently limits our ability to deduct an executive's compensation in excess of $1,000,000 unless such compensation qualifies as "performance based compensation" or certain other exceptions are met. This law did not impact us in 2002. The Committee has continued to analyze the structure of its salary and various compensation programs in light of this law. The Committee's present intent is to take appropriate steps to ensure the continued deductibility of its executive compensation. For this reason, the Committee and the Board of Directors recommended, and the shareowners approved, the Stock Incentive Plan and a new Annual Incentive Plan at the 1998 Annual Meeting so that certain compensation payable thereunder would qualify for the "performance based compensation" exception to the $1,000,000 deduction limit and thereby continue to be deductible by the Company.

Base Salary.   The base salaries for our executive officers in 2002 were designed to be competitive with the Blended Industry Survey Group and generally approximated the salary at the 50th percentile of the range for executives with similar duties in such survey group. Actual base salaries were determined based on individual performance and experience. The salaries of executive officers for 2002 were determined in November 2001, with an effective date of January 1, 2002, other than the salary of Mr. Delaney, which was set immediately prior to his commencement of employment on April 1, 2002. Salaries were subject to adjustment during the year if an individual's duties and responsibilities changed. The 2002 base salary amounts for the most highly compensated executive officers are shown in the salary column of the Summary Compensation Table on page 14.

Annual Incentive Compensation Plan.   Awards with respect to 2002 performance were made under the Annual Incentive Compensation Plan to 65 employees, including all executive officers. The Plan was designed to provide key management personnel with annual incentive awards, the payment of which is tied to the achievement of specified Company objectives. Payouts of the award were in cash and were dependent entirely on the achievement of the corporate goals that were established by the Committee in January and March 2002.

For Messrs. Moore and Strecker, the two most senior executive officers of the Company, the corporate goals were based: (i) 50% on a Company consolidated earnings per share target established by the Committee (the "Earnings Target"), (ii) 25% on a combined operating and maintenance expense and capital expenditure target for the Company and its subsidiaries (other than Enogex and its subsidiaries) established by the Committee (the "O&M/Capital Target"), and (iii) 25% on a combined return on invested capital target established by the Committee for OG&E's power supply business unit, Enogex and Enogex's subsidiaries (the "ROIC Target"). For Mr. Delaney, who joined the Company on April 1, 2002, the corporate goals were based: (i) 30% on the Earnings Target, (ii) 25% on the ROIC Target, (iii) 25% on an earnings before interest target established by the Committee for Enogex and its subsidiaries (the "EBIT Target"), and (iv) 20% on specific process improvement goals established by the Committee for Enogex and its subsidiaries. For other executive officers, such as Mr. Hatfield, who do not direct a specific business operating unit, the corporate goals were based: (i) 45% on the Earnings Target, (ii) 22.5% on the O&M/Capital Target, (iii) 22.5% on the ROIC Target, and (iv) 10% on the performance of all other corporate goals established by the Committee for participants in the Plan. For executive officers who did direct a specific business operating unit, the corporate goals were based: (i) 45% on the Earnings Target described above, (ii) either 30% on the O&M/Capital Target, or 45% on the ROIC Target; (iii) either 25% or 10% on specific corporate goals established by the Committee for the business unit (including, such items as safety, customer satisfaction, process improvements and power plant availability).

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[1]   The companies in the Energy Services Survey Group, General Industry Survey Group and Blended Industry Survey Group are not the same as the companies in the Dow Jones U.S. Electric Utilities Index utilized in the Stock Performance Graph on page 18. The survey groups were selected by Towers Perrin, the Company's compensation consultants, and, in the judgment of the Committee, are appropriate peer groups to consider for compensation purposes.

The amount of the award for each executive officer was expressed as a percentage of base salary (the "targeted amount"), with the officer having the ability, depending upon achievement of the corporate goals, to receive from 0% to 150% of such targeted amount. For 2002, the targeted amount ranged from 25% to 75% of base salary and approximated the 50th percentile of the level of such awards granted to comparable executives in the Blended Industry Survey Group.

The percentage of the targeted amount that an officer ultimately received based on corporate performance was subject to being decreased, but not increased, at the discretion of the Committee. For 2002, corporate performance of the Earnings Target, the EBIT Target and the ROIC Target did not meet the minimum level of performance established by the Committee for a payout. Corporate performance of the O&M/Capital Target and certain of the remaining specific corporate goals for business units exceeded the minimum levels of achievement established by the Committee and resulted in total payouts under the Annual Incentive Plan to executive officers ranging from 3.5% to 19.7% of their base salaries and from 8.7% to 65.7% of their targeted amounts. Payouts under the Annual Incentive Plan are reflected in the bonus column of the Summary Compensation Table on page 14.

Long-Term Awards. Another significant component of executive compensation in 2002 was long-term awards under our Company's Stock Incentive Plan, which, as noted above, also was approved by the shareowners at the 1998 Annual Meeting. The Plan provides for the grant of any or all of the following types of awards: stock options, stock appreciation rights, restricted stock and performance units. In 2002, the Committee made awards of stock options. In making awards of stock options, the Committee considered numerous factors as discussed below and reviewed the expected value of long-term compensation payable to executives in the 50th percentile of the Energy Services Survey Group and the 50th percentile of the Blended Industry Survey Group. The expected value of long-term compensation payable to the most senior level executives in the 50th percentile of the Blended Industry Survey Group was substantially higher than the expected value of long-term compensation payable to comparable executives in the 50th percentile of the Energy Services Survey Group and substantially higher than the expected value of long-term compensation awarded by the Committee in the past to comparable executive officers at the Company. While the Committee intends to continue to consider the long-term compensation payable to comparable executives in the 50th percentile of the Blended Industry Survey Group in awarding long-term compensation to the Company's executive officers, the Committee's intent generally in 2002 was to provide executive officers with an aggregate value of long-term compensation equal to the expected value of long-term incentives payable to comparable executives in the 50th percentile of the Energy Services Survey Group.

Historically, the Committee has awarded long-term compensation in the forms of stock options, which are typically awarded during the first quarter of a calendar year, and restricted stock, which are typically awarded during the fourth quarter of a calendar year. At the time of making the grant of stock options in the first quarter of 2002, the Committee anticipated that 75% of an executive's long-term compensation award would be made in stock options and 25% would be made in restricted stock in the fourth quarter of 2002. At its meeting in the fourth quarter of 2002, the Committee chose to discontinue awarding restricted stock and, instead, to make awards of stock options and performance units commencing in 2003. The result of this decision was that executives generally received long-term compensation awards in 2002 consisting of stock options with an anticipated value of 75% of the expected value of long-term incentives to executives with comparable positions in the 50th percentile of Energy Services Survey Group.

The stock options were granted to executive officers during the first quarter of 2002 (other than the grant to Mr. Delaney, which was made on his commencement of employment on April 1, 2002) at an exercise price equal to the fair market value at the date of the grant. The options have a 10 year term and vest over 3 years, with one-third of the options becoming exercisable at the end of each year. Since options were granted with an exercise price equal to the market value of our Common Stock at the time of grant, they provide no value unless our stock price increases after the options are granted. These awards are thus tied to stock price appreciation in excess of the stock's value at time of grant, rewarding executives as if they shared in the ownership of the Company. The number of shares subject to options for each executive officer was determined by taking the expected value to be provided in options, as determined above, and dividing that amount by the estimated current value of an option for our stock using a variation of the Black-Scholes Option Pricing methodology provided by an outside compensation consultant. This resulted in executive officers receiving stock options with an estimated value of approximately 18.75% to 108.75% of their 2002 base salaries.

CEO Compensation. The 2002 compensation for Mr. Moore consisted of the same components as the compensation for other executive officers. Mr. Moore's 2002 salary was increased from $650,000 to $710,000, effective January 1, 2002, and his 2002 targeted award under the Annual Incentive Plan was set at 75% of this base salary, which the Compensation Committee believed were appropriate levels based on his performance and his prior experience. As a result of 2002 corporate performance described above, he received a payout of $149,885, representing approximately 21.1% of his base salary and less than 29% of his targeted award. The award of stock options made to Mr. Moore was based on his prior performance and a comparison of his award to 75% of the long-term compensation of other chief executive officers in the 50th percentile of the Energy Services Company Survey Group. Consideration also was given to Mr. Moore's prior experience with the Company and OG&E, his demonstrated leadership skills and his positive reputation within the community and utility industry. Based on these factors, the Committee determined to grant Mr. Moore stock options having an expected value of approximately 108.75% of his 2002 base salary.

Other Actions. In March 2002, the Committee approved the hiring of Mr. Delaney as Executive Vice President and Chief Executive Officer - Unregulated and a three year employment agreement for Mr. Delaney. The terms of Mr. Delaney's agreement are described below under "Employment Agreements and Change of Control Agreements." In July 2002, the Committee approved a severance agreement for Mr. Farrell. Under the agreement, Mr. Farrell continued as President and CEO of Enogex until November 30, 2002, at which time he was succeeded by Mr. Delaney. The terms of Mr. Farrell's severance agreement are described in footnote 5 of the Summary Compensation Table on page 14.

Other Benefits. Virtually all of our employees, including executive officers, are eligible to participate in the Retirement Savings Plan and pension plan. Both the Retirement Savings Plan and pension plan have supplemental restoration plans that enable executive officers to receive the same benefits that they would have received in the absence of limitations imposed by the federal tax laws on contributions or payouts. In addition, a Supplemental Executive Retirement Plan (the "SERP"), which was adopted in 1993, offers attractive pension benefits to lateral hires. No officer, other than Mr. Delaney, participated in the SERP during 2002. The SERP is not expected to benefit other existing executive officers generally who remain employed by the Company or OG&E until age 65. In reviewing the benefits under the SERP, Retirement Savings Plan, pension plan and related restoration plans, the Committee sought in 2002 to provide participants with benefits at least commensurate with those offered by other utilities of comparable size. The restoration plans for the Retirement Savings Plan and pension plan contain provisions requiring their immediate funding in the event of certain mergers, consolidations or tender offers involving the Company.

Conclusion. The Committee believes that our Company's executive compensation system serves the interests of the Company and our shareowners effectively. The Committee takes very seriously its responsibilities with respect to our executive compensation system. To this end, the Committee will continue to monitor and revise the compensation policies as necessary to ensure that our compensation system continues to meet the needs of the Company and our shareowners.

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Compensation Committee

Luke R. Corbett, Chairman
Herbert H. Champlin, member
Martha W. Griffin, member
Hugh L. Hembree, III, member
Robert Kelley, member
Dr. Ronald H. White, member
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SUMMARY COMPENSATION TABLE

The following table provides information regarding compensation paid or to be paid by us or any of our subsidiaries to the Chief Executive Officer and four other most highly compensated executive officers for the past three years, plus one additional officer who resigned during the year. To the extent the table shows zeros for other annual compensation or payouts under long-term incentive plans for a particular year, no amounts were required to be reported in such year or, in the case of other annual compensation, the amounts were below the threshold required for disclosure under the SEC's rules.

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Restricted Stock Awards(2) ($)	Securities Underlying Options/ SAR(#)	LTIP Payouts ($)	All Other Compensation (3) ($)
S.E. Moore, Chairman, President and Chief Executive Officer	2002	710,000	149,885	0	0	218,500	0	35,361
	2001	650,000	0	0	297,478	104,700	0	55,215
	2000	575,000	245,154	0	296,629	77,800	0	40,762
A.M. Strecker Executive Vice President and Chief Operating Officer	2002	460,000	84,161	0	0	97,600	0	26,186
	2001	420,000	0	0	132,918	43,300	0	34,112
	2000	370,000	131,459	0	122,661	35,000	0	28,427
P.B. Delaney (4) E.V.P. Finance and Strategic Planning and CEO - Enogex Inc.	2002	300,000	24,192	0	0	84,900	0	156,577
J.R. Hatfield Sr. Vice President and Chief Financial Officer	2002	310,000	52,205	0	0	55,900	0	16,921
	2001	275,000	7,035	0	76,141	21,300	0	21,560
	2000	240,000	76,744	0	60,217	17,900	0	15,738
J.T. Coffman Sr. Vice President Power Supply	2002	255,000	8,883	0	0	32,500	0	20,036
	2001	235,000	4,379	0	44,198	18,200	0	22,580
	2000	225,000	68,144	0	51,455	16,700	0	20,625
R.A. Farrell (5) Former President and Chief Executive Officer Enogex Inc.	2002	297,917	3,604	0	0	58,600	0	19,332(5)
	2001	325,000	2,971	0	79,811	25,100	0	23,757
	2000	280,000	81,138	0	71,181	20,800	0	14,263

(1)   As explained on page 12, amounts in this column reflect payouts under the Annual Incentive Compensation Plan.

(2)   Amounts in this column reflect the market value of the shares of Restricted Stock awarded under the existing Stock Incentive Plan, based on the closing price of the Company's Common Stock on the date the award was made. No shares were awarded in 2002. The number of shares awarded in 2001 and 2000, was as follows: (i) Mr. Moore, 12,889 shares and 11,985 shares, respectively; (ii) Mr. Strecker, 5,759 shares and 4,956 shares, respectively; (iii) Mr. Hatfield, 3,299 shares and 2,433 shares, respectively; (iv) Mr. Coffman, 1,917 shares and 2,079 shares, respectively, and (v) Mr. Farrell, 3,458 shares and 2,876 shares, respectively. In the absence of death, disability or normal retirement, the shares awarded to these individuals are subject to forfeiture for three years with the amount the recipient ultimately receives dependent on Company performance. The total number of shares and market value of Restricted Stock held by each of the named individuals as of December 31, 2002, were as follows: Mr. Moore, 35,959 shares, $632,878; Mr. Strecker, 15,708 shares, $276,461; Mr. Delaney, 0 shares, $0; Mr. Hatfield, 8,276 shares, $145,658; and Mr. Coffman, 6,379 shares, $112,270. Dividends are paid to these individuals on the shares of Restricted Stock owned by them.

(3)   Amounts in this column for 2002 reflect: (i) for Mr. Moore, $31,950 (Retirement Savings Plan and Deferred Compensation Plan) and $3,411 (insurance premiums); (ii) for Mr. Strecker, $20,700 (Retirement Savings Plan and Deferred Compensation Plan) and $5,486 (insurance premiums); (iii) Mr. Delaney, $0 (Retirement Savings Plan and Deferred Compensation Plan), $3,330 (insurance premiums) and $153,247 for temporary housing, moving and similar expenses for relocating from his prior residence to Oklahoma City; (iv) for Mr. Hatfield, $6,000 (Retirement Savings Plan and Deferred Compensation Plan) and $10,921 (insurance premiums); (v) for Mr. Coffman, $11,561 (Retirement Savings Plan and Deferred Compensation Plan) and $8,475 (insurance premiums), and (vi) for Mr. Farrell, $9,027 (Retirement Savings Plan and Deferred Compensation Plan) and $10,305 (insurance premiums). A significant portion of the insurance premiums reported for each of these individuals is for life insurance policies and such premiums are recovered by the Company from the proceeds of the policies.

(4)   Mr. Delaney joined the Company effective April 1, 2002.

(5)   Mr. Farrell resigned effective December 1, 2002. Pursuant to an agreement, dated as of August 1, 2002, entered into in connection with his resignation, Mr. Farrell is entitled to receive: (i) outplacement services not to exceed $35,000, (ii) continued payment until August 1, 2003 of an amount equal to his base salary, (iii) if he has not been employed by a new employer by August 1, 2003, continued payment until the earlier of January 31, 2004 or the date he is employed by a new employer, of the amount equal to his base salary; and (iv) continued medical and dental benefits until January 31, 2004.

14

OPTIONS AND STOCK APPRECIATION RIGHTS (SARs)

The following table indicates for each of the named executives (i) the extent to which the Company used stock options and SARs for executive compensation purposes in 2002 and (ii) the potential value of such options and SARs as determined pursuant to the SEC rules.

Options and SARs Granted in 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Options/SARs Granted(1)#	% of Total Options and SARs Granted to Employees in 2002	Exercise or Base Price ($/Share)	Expiration Date	5%($)(2)	10%($)(2)
S.E. Moore	218,500	22.87	$22.23	1/16/12	$3,054,702	$7,741,214
A.M. Strecker	97,600	10.21	$22.23	1/16/12	1,364,480	3,457,860
P.B. Delaney	84,900	8.89	$22.70	3/15/12	1,212,025	3,071,508
J.R. Hatfield	55,900	5.85	$22.23	1/16/12	781,500	1,980,475
J.T. Coffman	32,500	3.40	$22.23	1/16/12	454,361	1,151,439
R.A. Farrell	58,600	6.13	$22.23	1/16/12	819,247	2,076,133

(1) Options were granted on January 16, 2002 (other than the grant to Mr. Delaney, which was made on his commencement of employment on April 1, 2002) and become exercisable in one-third annual installments beginning one year from the date of grant. No SARs were awarded for 2002.

(2) The hypothetical potential appreciation shown in columns (f) and (g) for the named executives is required by the SEC rules. The amounts in these columns do not represent either the historical or anticipated future level of appreciation of our Common Stock.

The following table indicates for each of the named executives the number and value of exercisable and unexercisable options and SARs as of December 31, 2002.

Aggregated Option and SAR Exercises in 2002 and FY-End Option/SAR Value

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise (#)	Realized Value ($)	Number of Unexercised Options and SARs at 12/31/02 (#) - Exercisable (ex)/ Unexercisable (unex)	Value of Unexercised In-the-Money Options and SARs at 12/31/02 ($)-Exercisable(ex)/ Unexercisable (unex) *
S.E. Moore	N/A	N/A	263,566 (ex)	$0 (ex)
			314,234 (unex)	0 (unex)
A.M. Strecker	N/A	N/A	122,366 (ex)	0 (ex)
			138,134 (unex)	0 (unex)
P.B. Delaney	N/A	N/A	0 (ex)	0 (ex)
			84,900 (unex)	0 (unex)
J.R. Hatfield	N/A	N/A	47,733 (ex)	0 (ex)
			76,067 (unex)	0 (unex)
J.T. Coffman	N/A	N/A	45,899 (ex)	0 (ex)
			50,201 (unex)	0 (unex)

| R.A. Farrell | N/A | N/A | 72,432 (ex) | 0 (ex) |
| | | | 0 (unex) | 0 (unex) |

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* Share price on December 31, 2002 was $17.60. Options vest over 3 years with one-third becoming exercisable at the end of each year. Unexercisable options were granted on January 19, 2000 at a price of $18.25, January 17, 2001 at a price of $22.50, and January 16, 2002 at a price of $22.23. No SARs were granted in 2002.

PENSION PLAN TABLE

The Company and OG&E maintain a qualified non-contributory pension plan (the "Retirement Plan") covering all employees who have completed one year's service. Subject to limitations imposed by the Employee Retirement Income Security Act of 1974 ("ERISA"), benefits payable under the Retirement Plan are based upon (i) the average of the five highest consecutive years of cash compensation (which for the executives named in the Summary Compensation Table prior to 1993 consisted solely of salaries and for subsequent years consists of salary and bonus) during an employee's last ten years prior to retirement and (ii) length of service. Social Security benefits are deducted in determining benefits payable under the Retirement Plan. Compensation covered by the Retirement Plan includes salaries, bonuses and overtime pay. Previously, benefits were reduced for each year prior to age 62 that an employee retired and were significantly reduced for retirement prior to age 55. The changes adopted in 2000 included: (i) elimination of the significant reduction for employees electing to retire before age 55, (ii) the addition of an alternative method of computing the reduction in benefits for an employee retiring prior to age 62, which alternative method is based on years of service and age with an employee whose age and years of service total or exceed 80 at the time of retirement receiving no reduction in the benefits payable under the plan, and (iii) the ability of an employee at time of retirement to receive, in lieu of an annuity, a lump-sum payment equal to the present value of the annuity. Also, for employees hired after January 31, 2000, the pension plan will be a cash balance plan, under which the Company annually will contribute to the employee's account an amount equal to 5% of the employee's annual compensation plus accrued interest. Employees hired prior to February 1, 2000 receive the greater of the cash balance formula or final average compensation formula. Retirement benefits are payable to participants upon normal retirement (at or after age 65) or early retirement (at or after attaining age 55 and completing five or more years of service), to former employees after reaching retirement age who have completed five or more years of service before terminating their employment and to participants after reaching retirement age upon total and permanent disability. As indicated above, the benefits payable under the Plan are subject to maximum limitations under ERISA. Should benefits for a participant at the time of retirement exceed the then permissible limits of ERISA, the Retirement Restoration Plan will provide benefits through a lump-sum distribution actuarially equivalent to the amounts that would have been payable to such participant annually under the Retirement Plan but for the ERISA limits. The Company and OG&E fund the estimated benefits payable under the Retirement Restoration Plan through contributions to a trust for the benefit of those employees who will be entitled to receive payments under the Retirement Restoration Plan.

The following table sets forth the estimated annual benefits payable upon normal retirement under the Retirement Plan and Retirement Restoration Plan to persons in the compensation classification specified.

Average Compensation 5 Highest Years	Years of Service at Retirement							
	10	15	20	25	30	35	40	45
$ 100,000	$ 12,935	$ 19,402	$ 25,870	$ 32,337	$ 38,804	$ 45,272	$ 51,739	$ 58,207
125,000	16,685	25,027	33,370	41,712	50,054	58,397	66,739	75,082
150,000	20,435	30,652	40,870	51,087	61,304	71,522	81,739	91,957
175,000	24,185	36,277	48,370	60,462	72,554	84,647	96,739	108,832
200,000	27,935	41,902	55,870	69,837	83,804	97,772	111,739	125,707
225,000	31,685	47,527	63,370	79,212	95,054	110,897	126,739	142,582
250,000	35,435	53,152	70,870	88,587	106,304	124,022	141,739	159,457
300,000	42,935	64,402	85,870	107,337	128,804	150,272	171,739	193,207
350,000	50,435	75,652	100,870	126,087	151,304	176,522	201,739	226,957
400,000	57,935	86,902	115,870	144,837	173,804	202,772	231,739	260,707
450,000	65,435	98,152	130,870	163,587	196,304	229,022	261,739	294,457
500,000	72,935	109,402	145,870	182,337	218,804	255,272	291,739	328,207
550,000	80,435	120,652	160,870	201,087	241,304	281,522	321,739	361,957
600,000	87,935	131,902	175,870	219,837	263,804	307,772	351,739	395,707
650,000	95,435	143,152	190,870	238,587	286,304	334,022	381,739	429,457
700,000	102,935	154,402	205,870	257,337	308,804	360,272	411,739	463,207
750,000	110,435	165,652	220,870	276,087	331,304	386,522	441,739	496,957
800,000	117,935	176,902	235,870	294,837	353,804	412,772	471,739	530,707
850,000	125,435	188,152	250,870	313,587	376,304	439,022	501,739	564,457
900,000	132,935	199,402	265,870	332,337	398,804	465,272	531,739	598,207
950,000	140,435	210,652	280,870	351,087	421,304	491,522	561,739	631,957
1,000,000	147,935	221,902	295,870	369,837	443,804	517,772	591,739	665,707

As of December 31, 2002, the credited years of service for the individuals listed in the Summary Compensation Table on page 14 are as follows: S. E. Moore - 28 years; A. M. Strecker - 31 years; P.B. Delaney - less than 1 year; J. R. Hatfield - 8 years; J. T. Coffman - 32 years and R.A. Farrell - 13 years.

In 1993, OG&E adopted a Supplemental Executive Retirement Plan (the "SERP"). The SERP is an unfunded supplemental plan that is not subject to the benefits limit imposed by ERISA. The plan generally provides for an annual retirement benefit at age 65 equal to 65% of the participant's average cash compensation during his or her final 36 months of employment, reduced by Social Security benefits, by amounts payable under the Retirement and Restoration Plans described above and by amounts received under pension plans from other employers. For a participant in the SERP who retires before age 65, the 65% benefit is reduced, with the reduction being 1% per year for ages 62 through 64, an additional 2% per year for ages 60 through 61, an additional 4% per year for ages 58 through 59 and an additional 6% per year for ages 55 through 57, so that a participant retiring at age 55 would receive 32% of his average cash compensation during his final 36 months, reduced by the deductions set forth above. Other than Mr. Delaney, no employee participated in the SERP during 2002. If selected to participate, none of the other individuals listed in the Summary Compensation Table on page 14 is expected to receive benefits under the SERP at normal retirement as the benefits payable to such individuals under the Retirement and Restoration Plans are expected to exceed the benefits payable under the SERP.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

Effective April 1, 2002, Mr. Peter Delaney entered into an employment agreement with the Company. The agreement extends through March 31, 2005. Under the terms of the agreement, Mr. Delaney will serve as an Executive Vice President of the Company and as the Chief Executive Officer of the Company's unregulated businesses. Mr. Delaney will be entitled to an annual base salary of not less than $400,000, subject to annual review and possible increase by the Board of Directors or the Compensation Committee. Mr. Delaney also will be entitled to participate in the Company's annual incentive plan and long-term stock incentive plan. Under the terms of the agreement, Mr. Delaney's annual target award under the annual incentive plan will be at least $240,000 (60% of his initial base salary) and Mr. Delaney's annual target award under the stock incentive plan will be at least $400,000 (100% of his initial base salary). In addition, Mr. Delaney will be entitled to (i) participate in all employee benefit plans and fringe benefits of the Company or an affiliate provided generally to executives of the Company, (ii) relocation expenses, and (iii) participate in the Company's Supplemental Executive Retirement Plan (which is described above on this page 17).

Under the agreement, if Mr. Delaney's employment is terminated prior to March 31, 2005, due to death, disability or cause, he will be entitled to (i) his unpaid base salary through the date of termination, and (ii) accrued and unused vacation days, to the extent, and in the amount, if any, provided under the Company's usual policies and arrangements. These amounts are in addition to any benefits that Mr. Delaney at the time of his termination would be entitled to receive under the terms of any existing life insurance or disability policy or bonus, stock or other plan of the Company. If the Company terminates Mr. Delaney's employment prior to March 31, 2005 for any reason other than death, disability or cause, Mr. Delaney will be entitled to: (i) unpaid base salary through the date of termination, (ii) accrued and unused vacation days, to the extent, and in the amount, if any, provided under the Company's usual policies and arrangements, (iii) continued payment of base salary to March 31, 2005, and (iv) payment, within 15 days of termination, of annual and long-term incentive compensation, in amounts equal to the sum of the minimum annual target payouts, for the remainder of the term of the agreement. These payments are to be in lieu of any severance payouts to which Mr. Delaney may be entitled under any severance pay plan of the Company. If Mr. Delaney is entitled to benefits under this employment agreement and the change-of-control agreement described below, any payments or benefits to be paid under the employment agreement will be reduced by the amount of any comparable payments or benefits to which Mr. Delaney is or becomes entitled to under the terms of the change of control agreement. Mr. Delaney has agreed that he will not, without the prior written consent of the Board, compete with the Company during the term of the agreement and for one year following his termination.

The Company and OG&E also have entered into employment agreements with each officer of the Company and OG&E. Under the agreements, the officer is to remain an employee for a three-year period following a change of control of the Company (the "Employment Period"). During the Employment Period, the officer is entitled to (i) an annual base salary in an amount at least equal to his or her base salary prior to the change of control, (ii) an annual bonus in an amount at least equal to his or her highest bonus in the three years prior to the change of control, and (iii) continued participation in the incentive, savings, retirement and welfare benefit plans. The officer also is entitled to payment of expenses and provision of fringe benefits to the extent paid or provided to (a) such officer prior to the change of control or (b) other peer executives of the Company.

If, during the Employment Period, the officer's employment is terminated by the employer for reasons other than cause or disability or by such officer due to a change in employment responsibilities, the officer is entitled to the following payments: (i) all accrued and unpaid compensation and (ii) a severance payment equal to 2.99 times the sum of such officer's (a) annual base salary and (b) highest recent annual bonus. The officer also is entitled to continued welfare benefits for three years and outplacement services. If the payment of the foregoing benefits, when taken together with any other payments to the officer, would result in the imposition of the excise tax on excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended, then the severance benefits will be reduced if such reduction results in a greater after-tax payment to the officer. The officer is entitled to receive such amounts in a lump-sum payment within 30 days of termination. A change of control encompasses certain mergers and acquisitions, changes in Board membership and acquisition of securities of the Company.

The Company entered into an agreement with Mr. Roger Farrell in connection with his resignation. The terms of this agreement are summarized in footnote 5 on page 14.

COMPANY STOCK PERFORMANCE

The following graph shows a five-year comparison of cumulative total returns for the Company's Common Stock, the Dow Jones US Total Market Index and the Dow Jones US Electric Index. The graph assumes that the value of the investment in the Company's Common Stock and each index was 100 at December 31, 1997, and that all dividends were reinvested. As of March 1, 2003, the closing price of the Company's common stock on the New York Stock Exchange was $17.37.

[Graph]

Measurement Period (Fiscal Year Covered)	OGE Energy Corp.	Dow Jones US Electric Utilities Index	Dow Jones US Total Market Index
1997	100	100	100
1998	113	115	125
1999	78	98	153
2000	107	155	139
2001	108	123	122
2002	87	95	95

18

SECURITY OWNERSHIP

The following table shows the number of shares of the Company's Common Stock beneficially owned on March 1, 2003, by each Director, by each of the Executive Officers named in the compensation table on page 14, and by all Executive Officers and Directors as a group:

	Number of Common Shares(1)(2)(3)		Number of Common Shares (1)(2)(3)
Herbert H. Champlin	36,278	S.E. Moore	507,902
Luke R. Corbett	19,609	A.M. Strecker	251,429
William E. Durrett	20,389	P.B. Delaney	29,800
Martha W. Griffin	20,531	J.R. Hatfield	107,700
John D. Groendyke	20,000	J.T. Coffman	92,222
Hugh C. Hembree III	61,516		
Robert Kelley	20,744	All Executive Officers and	1,430,332
Ronald H. White	26,092	Directors as a group	
J.D. Williams	16,993	(21 persons)	

(1) Ownership by each executive officer is less than .65% of the class, by each director other than Mr. Moore is less than .08% of the class and, for all executive officers and directors as a group, is less than 1.82% of the class. Amounts shown include shares for which, in certain instances, an individual has disclaimed beneficial interest. Amounts shown for executive officers include 1,281,379 shares of Common Stock representing their interest in shares held under the Company's Retirement Savings Plan, Officer's Deferred Compensation Plan, and Stock Incentive Plan for which in certain instances they have voting power but not investment power.

(2) Amounts shown for Messrs. Champlin, Corbett, Durrett, Groendyke, Hembree, Kelley, White, and Williams and for Mrs. Griffin include, 31,999; 17,273; 13,997; 0; 40,122; 17,712; 22,060; 2,935 and 12,839 common stock units, respectively, under the Directors' Deferred Compensation Plan.

(3) Includes shares subject to stock options granted under the Company's Stock Incentive Plan, exercisable within 60 days following March 1, 2003, as follows: each non-officer director except Mr. Groendyke, 2,032 shares; Mr. Moore, 397,233 shares; Mr. Strecker, 180,999 shares; Mr. Delaney, 28,300 shares; Mr. Hatfield, 79,433 shares; and Mr. Coffman, 68,366 shares.

The information on share ownership is based on information furnished to us by the individuals listed above and all shares listed are beneficially owned by the individuals or by members of their immediate family unless otherwise indicated.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2002 with respect to the shares of the Company's Common Stock that may be issued under the existing equity compensation plans:

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options	B Weighted Average Price of Outstanding Options	C Number of Securities Remaining Available for future issuances under equity compensation plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Shareowners (1)	2,419,360	$23.44	1,299,118(2)
Equity Compensation Plans Not Approved by Shareowners	0	N/A	N/A

(1) Consists of the OGE Energy Corp. Stock Incentive Plan, which was approved by shareowners at the 1998 annual meeting.

(2) Awards under the Stock Incentive Plan can take the form of stock options, stock appreciation rights, restricted stock or performance units.

**SECTION 16(a) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE**

Under federal securities laws, our directors and executive officers are required to report, within specified monthly and annual due dates, their initial ownership in the Company's common stock and subsequent acquisitions, dispositions or other transfers of interest in such securities. We are required to disclose whether we have knowledge that any person required to file such a report may have failed to do so in a timely manner. Except as described in the immediately succeeding two sentences, to our knowledge, all of our directors and officers subject to such reporting obligations have satisfied their reporting obligations in full for 2002. Messrs. Champlin, Corbett, Durrett, Hembree, Kelley, White, Williams, Bowen, Coffman, Davis, Gerdes, Kurtz, Moore, Rowlett, Strecker, Weekes, and Ms. Griffin each failed to timely file two reports on Form 4 regarding the accrual of phantom stock units under the Company's deferred compensation plan. Each such person filed the required Form 4 approximately two months late. Mr. Groendyke failed to timely file one report on Form 4 regarding an acquisition of Company common stock in February 2003. He filed the report approximately one week late.

**PROPOSAL NO. 2 - APPROVAL OF
OGE ENERGY CORP. 2003 STOCK INCENTIVE PLAN**

The Board of Directors has approved and recommended the adoption of the OGE Energy Corp. 2003 Stock Incentive Plan (the "Stock Incentive Plan"), subject to approval by the Company's shareowners. The Stock Incentive Plan is intended to replace the OGE Energy Corp. Stock Incentive Plan, which was approved by shareowners at the 1998 annual meeting (the "current stock incentive plan"). It is anticipated that no further awards will be granted under the current stock incentive plan.

The purpose of the Stock Incentive Plan is to enable the Company and its subsidiaries and other Affiliates (as defined in the Stock Incentive Plan) to attract, retain and motivate non-employee directors, officers and employees and to provide the Company and its Affiliates with the ability to provide incentives more directly linked to the profitability of the Company's businesses and increases in shareowner value and the enhancement of performance relating to customers.

The Stock Incentive Plan has been designed to comply with limits imposed by the tax laws on the ability of a public company to claim tax deductions for compensation paid to certain highly compensated executives. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally denies a corporate tax deduction for annual compensation exceeding $1,000,000 paid to the chief executive officer and the four other most highly compensated officers of a public company ("Covered Employees"). Certain types of compensation, including performance-based compensation, are generally excluded from this deduction limit. In an effort to ensure that stock awards under the Stock Incentive Plan will qualify as performance-based compensation, which is generally deductible, the Stock Incentive Plan is being submitted to shareowners for approval at the Annual Meeting. While the Company believes compensation payable pursuant to the Stock Incentive Plan generally will be deductible for federal income tax purposes, under certain circumstances such as death, disability and change of control (all as defined in the Stock Incentive Plan), compensation not qualified under Section 162(m) of the Code may be payable. By approving the Stock Incentive Plan, the shareowners will be approving, among other things, the performance measures, eligibility requirements and limits on various stock awards contained therein.

Set forth below is a summary of certain important features of the Stock Incentive Plan. This summary is qualified in its entirety by reference to the actual plan attached hereto as Annex A.

Administration.

The Stock Incentive Plan will be administered by the Compensation Committee of the Board of Directors of the Company or such other committee of the Board as the Board may from time to time designate, which will be composed solely of not less than two "disinterested persons" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 who also qualify as "outside directors" for purposes of Section 162(m) of the Code. Among other things, the Compensation Committee will have the authority, subject to the terms of the Stock Incentive Plan, to select non-employee directors, officers and employees to whom awards may be granted, to determine the type of award as well as the number of shares of Common Stock to be covered by each award, and to determine the terms and conditions of any such awards. The Compensation Committee also will have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Stock Incentive Plan as it deems advisable, to construe and interpret the terms and provisions of the Stock Incentive Plan and any awards issued thereunder and to otherwise supervise the administration of the Stock Incentive Plan. All decisions made by the Compensation Committee pursuant to the Stock Incentive Plan will be final and binding.

Eligibility.

Officers and employees of the Company and its Affiliates designated by the Compensation Committee who are responsible for or contribute to the management, growth and profitability of the Company and nonemployee directors of the Company are eligible to be granted awards under the Stock Incentive Plan.

Plan Features.

The Stock Incentive Plan authorizes the issuance of up to 2,700,000 shares of Common Stock pursuant to the grant or exercise of incentive stock options ("ISOs"), nonqualified stock options, stock appreciation rights ("SARs"), restricted stock and performance units, but not more than 500,000 shares may be issued as restricted stock. All 2,700,000 shares will be available for issuance upon exercise of ISOs. No single participant may be granted awards pursuant to the Stock Incentive Plan covering in excess of 500,000 shares (5,000 shares for non-employee directors) of Common Stock in any one calendar year and all such awards may be granted as stock options or SARs, if any. No participant may be granted performance units in any one calendar year payable in cash in an amount that would exceed $1,000,000 ($15,000 for non-employee directors). Subject to the foregoing limits, the shares available under the Stock Incentive Plan can be divided among the various types of awards and among the participants as the Compensation Committee sees fit. The shares subject to grant under the Stock Incentive Plan are to be made available from authorized but unissued shares or from treasury shares as determined from time to time by the Board. Awards may be granted for such terms as the Compensation Committee may determine, except that the term of an ISO may not exceed ten years from its date of grant. Awards will not be transferable, except by will and the laws of descent and distribution and, in the case of nonqualified stock options and any related SARs, as a gift to an optionee's children. The Compensation Committee will have broad authority to fix the terms and conditions of individual agreements with participants.

Description of Awards.

As indicated above, several types of stock-related grants can be made under the Stock Incentive Plan. The Compensation Committee will have the authority to determine the non-employee directors, officers and employees to whom and the time or times at which awards may be granted. *A summary of these grants is set forth below:*

Stock Options. The Stock Incentive Plan authorizes the Compensation Committee to grant options to purchase Common Stock at an exercise price (the "option price") which cannot be less than 100% of the fair market value of such stock on the date of grant. The Stock Incentive Plan permits optionees, with the approval of the Compensation Committee, to pay the exercise price of options in cash, stock (valued at its fair market value on the date of exercise) or a combination thereof. As noted above, options may be granted either as ISOs or nonqualified options. The principal difference between ISOs and nonqualified options is their tax treatment. See "**– Federal Income Tax Consequences**."

SARs. The Stock Incentive Plan authorizes the Compensation Committee to grant SARs in conjunction with all or part of any stock option granted under the Stock Incentive Plan. An SAR entitles the holder to receive upon exercise the excess of the fair market value of a specified number of shares of Common Stock at the time of exercise over generally the option price for such shares specified in the related stock option. Such amount will be paid to the holder in shares of Common Stock (valued at its fair market value on the date of exercise), cash or a combination thereof, as the Compensation Committee may determine. An SAR may be granted in conjunction with a contemporaneously granted ISO or a previously or contemporaneously granted nonqualified option. Since the exercise of an SAR is an alternative to the exercise of an option, the option will be canceled to the extent that the SAR is exercised and the SAR will be canceled to the extent the option is exercised.

Restricted Stock. The Stock Incentive Plan authorizes the Compensation Committee to grant restricted stock to individuals with such restriction periods as the Compensation Committee may designate. The Compensation Committee shall, prior to granting shares of restricted stock, designate certain participants as "Covered Employees" upon determining that such participants are or are expected to be "covered employees" within the meaning of Section 162(m)(3) of the Code, and will provide that restricted stock awards to these Covered Employees cannot vest unless applicable performance goals established by the Compensation Committee within the time period prescribed by Section 162(m) of the Code are satisfied. These performance goals must be based on the attainment by the Company, one or more Affiliates or one or more businesses or functional units thereof of specified levels of total shareholder return, return on capital, earnings per share, market share, stock price, sales, costs, net operating income, net income, return on assets, earnings before income taxes, depreciation and amortization, return on total assets employed, capital expenditures, earnings before income taxes, economic value added, cash flow, retained earnings, return on equity, results of customer satisfaction surveys, aggregate product price and other product price measures, safety record, service reliability, demand-side management (including conservation and load management), operating and/or maintenance costs management (including operation and maintenance expenses per Kwh) and energy production availability. At the time of establishing a performance goal, the Compensation Committee shall specify the manner in which the performance goal shall be calculated. In so doing, the Compensation

Committee may exclude the impact of certain specified events from the calculation of the performance goal. Such performance goals also may be based on the attainment of specified levels of performance of the Company, one or more Affiliates or one or more businesses or functional units thereof under one or more of the measures described above relative to the performance of other corporations or indices. Performance goals based on the foregoing factors are hereinafter referred to as "Performance Goals." With respect to Covered Employees, all Performance Goals must be objective performance goals satisfying the requirements for "performance- based compensation" within the meaning of Section 162(m)(4) of the Code. The Compensation Committee also may condition the vesting of restricted stock awards to participants who are not Covered Employees upon the satisfaction of these or other applicable performance goals. The provisions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Compensation Committee may require that the stock certificates evidencing restricted shares be held by the Company. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered. Other than these restrictions on transfer and any other restrictions the Compensation Committee may impose, the participant will have all the rights of a holder of stock holding the class or series of stock that is the subject of the restricted stock award.

Performance Units. The Stock Incentive Plan authorizes the Compensation Committee to grant performance units. Performance units may be denominated in shares of Common Stock or cash, or may represent the right to receive dividend equivalents with respect to shares of Common Stock, as determined by the Compensation Committee. Performance units will be payable in cash or shares of Common Stock if applicable Performance Goals (based on one or more of the measures described in the section entitled "– *Restricted Stock*" above) determined by such committee are achieved during an award cycle. An award cycle will consist of a period of consecutive fiscal years or portions thereof designated by the Compensation Committee over which performance units are to be earned. At the conclusion of a particular award cycle, the Compensation Committee will determine the number of performance units granted to a participant which have been earned in view of actual performance against applicable Performance Goals and shall deliver to such participant cash and/or the number of shares of Common Stock equal to the value of performance units determined by the Compensation Committee to have been earned. The Compensation Committee may, in its discretion, permit participants to defer the receipt of performance units payable on terms and conditions established by the Compensation Committee.

The Compensation Committee will have the authority to determine the non-employee directors, officers and employees to whom and the time or times at which performance units will be awarded, the form and number of performance units to be awarded to any participant, the duration of the award cycle and any other terms and conditions of an award. In the event that a participant's employment is terminated due to death, disability or retirement, the Compensation Committee will have the discretion to pay a prorated award, based on the participant's number of months of service during the award cycle and achievement of performance goals over the entire award cycle.

Duration, Amendment And Discontinuance. The Stock Incentive Plan will terminate on June 30, 2013. Awards outstanding as of such date will not be affected or impaired by the termination of the Stock Incentive Plan. The Stock Incentive Plan may be amended, altered or discontinued by the Board, but no amendment, alteration or discontinuance may be made which would (i) impair the rights of an optionee under an option or a recipient of an SAR, restricted stock award or performance unit award previously granted without the optionee's or recipient's consent, except such an amendment made to qualify the Stock Incentive Plan for the exemption provided by Rule 16b-3 or (ii) disqualify the Stock Incentive Plan from the exemption provided by Rule 16b-3. Except as expressly provided in the Stock Incentive Plan, the Stock Incentive Plan may not be amended without shareowner approval to the extent such approval is required by law or agreement. The Compensation Committee also may amend the terms of any option or other award previously granted, except that (i) no such amendment shall impair the rights of any holder without the holder's consent except such an amendment made to cause the Plan or award to qualify for the exemption provided by Rule 16b-3 and (ii) no such amendment shall lower the option exercise price of an option other than in certain specified instances involving a change in capitalization or similar transaction.

Changes In Capitalization; Change Of Control. The Stock Incentive Plan provides that, in the event of any change in corporate capitalization, such as a stock split, or dividend or a corporate transaction, such as any merger, consolidation, share exchange, separation, spin-off or other distribution of stock or property of the Company, or any reorganization or partial or complete liquidation of the Company, the Compensation Committee or the Board may make such substitutions or adjustments in the number and kind of shares reserved for issuance under the Stock Incentive Plan, in the aggregate or to any participant, in the number, kind and option price of shares subject to outstanding stock options and SARs, and in the number and kind of shares subject to other outstanding awards granted under the Stock Incentive Plan as may be determined to be appropriate by the Compensation Committee or the Board, in its sole discretion. The Stock Incentive Plan also provides that in the event of a change of control (as defined in the Stock Incentive Plan which is attached hereto as Annex A) of the Company (i) any SARs and stock options outstanding as of the date of the change of control which are not then exercisable and vested will become fully exercisable and vested, (ii) the restrictions applicable to restricted stock will lapse and such restricted stock shall become free of all restrictions and fully vested and (iii) all performance units will be considered to be earned and payable in full in an amount that will be equal to the number of performance units that would have been payable had the performance goals been met at a level that would have resulted in 100% payout of the performance units awarded, and any other restrictions will lapse and such performance units will be settled in cash as promptly as practicable. The holders of options, unless the Compensation Committee shall determine otherwise at grant, will have the right, for a period of 60 days after the date of the change of control, to surrender all or part of such options in exchange for a cash payment based on the excess of the change of control price (as defined in the Stock Incentive Plan).

Federal Income Tax Consequences.
    The following discussion is intended only as a brief summary of the federal income tax rules relevant to stock options, SARs, restricted stock and performance units. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

- *Nonqualified Options And SARs.* Upon the grant of a nonqualified option (with or without an SAR), the optionee will not recognize any taxable income and the Company will not be entitled to a deduction. Upon the exercise of such an option or an SAR, the excess of the fair market value of the shares acquired on the exercise of the option over the option price (the "spread"), or the consideration paid to the optionee upon exercise of the SAR, will constitute compensation taxable to the optionee as ordinary income. In determining the amount of the spread or the amount of consideration paid to the optionee, the fair market value of the stock on the date of exercise is used. The Company, in computing its federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee.

- *ISOs.* An optionee will not recognize taxable income on the grant or exercise of an ISO. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and thereby may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of his ISO with which to pay such tax. An ISO will generally be disqualified from receiving ISO tax treatment under the Code if it is exercised more than three months following termination of employment. If, however, the optionee is disabled, such tax treatment is available for exercises occurring within one year following termination and if the optionee dies while employed, this statutory time requirement for receiving ISO tax treatment is waved altogether.

- Upon the disposition of shares of stock acquired pursuant to the exercise of an ISO after the later of (i) two years from the date of grant of the ISO or (ii) one year after the transfer of the shares to the optionee upon exercise (the "ISO Holding Period"), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock's selling price and the exercise price. The Company is not entitled to any tax deduction by reason of the grant or exercise of an ISO, or by reason of a disposition of stock received upon exercise of an ISO if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period.

- *Restricted Stock.* A participant who is granted restricted stock may make an election (a "Section 83(b) election") to have the grant taxed as compensation income at the date of receipt, with the result that any future appreciation (or depreciation) in the value of the shares of stock granted shall be taxed as capital gain (or loss) upon a subsequent sale of the shares. Any such Section 83(b) election must be made and filed with the IRS within 30 days of receipt in accordance with the regulations under Section 83(b) of the Code. If the participant does not make a Section 83(b) election, then the grant will be taxed as compensation income at the full fair market value on the date that the restrictions imposed on the shares expire. Unless a participant makes a Section 83(b) election, any dividends paid on stock subject to the restrictions are compensation income to the participant and compensation expense to the Company. The Company is generally entitled to an income tax deduction for any compensation income taxed to the participant, subject to the provisions of Section 162(m) of the Code.

- *Performance Units.* A participant who has been granted a performance unit award will not realize taxable income until the applicable award cycle expires and the participant is in receipt of the stock and/or cash distributed in payment of the award, at which time such participant will realize ordi-

nary income equal to the full fair market value of the shares delivered and/or the amount of cash paid. At that time, the Company generally will be allowed a corresponding tax deduction equal to the compensation taxable to the award recipient, subject to the provisions of Section 162(m) of the Code.

New Plan Benefits.

Although the Compensation Committee has granted nonqualified stock options to certain individuals under the current stock incentive plan (see 2003 Awards below), it cannot be determined at this time what benefits 24 or amounts, if any, will be allocated to or received by any persons or group of persons under the Stock Incentive Plan if the Stock Incentive Plan is adopted. Such determinations as to allocations are subject to the discretion of the Compensation Committee and as to receipt of payouts is dependent on future performance.

2003 Awards.

The Compensation Committee in January 2003 granted nonqualified stock options to purchase the following number of shares of Common Stock and performance units denominated in the following number of shares of Common Stock to the individuals and groups described below under the current Stock incentive plan:

OGE ENERGY CORP. STOCK INCENTIVE PLAN

Name and Position	Dollar Value ($)	Number of Units	
S.E. Moore, Chairman, President and Chief Executive Officer	$514,750 $514,750	31,063 202,300	Performance Units Options
A.M. Strecker, Executive Vice President and Chief Operating Officer	$230,000 $230,000	13,879 90,400	Performance Units Options
P.B. Delaney E.V.P. Finance and Strategic Planning and CEO - Enogex Inc.	$250,000 $250,000	15,086 98,200	Performance Units Options
J.R. Hatfield, Sr. Vice President and Chief Financial Officer	$131,750 $131,750	7,950 51,800	Performance Units Options
J.T. Coffman, Sr. Vice President Power Supply	$76,500 $76,500	4,616 30,100	Performance Units Options
R.A. Farrell, Former President and Chief Executive Officer Enogex Inc.	$0 $0	0 0	Performance Units Options
Executive Group (5 persons)	$149,125 $149,125	8,997 58,500	Performance Units Options
Non-Executive Director Group (8 persons)	$0 $0	0 0	Performance Units Options
Non-Executive Officer Employee Group (66 persons)	$750,428 $750,428	45,256 295,000	Performance Units Options

The nonqualified stock options will become exercisable in one-third annual installments beginning one year from the date of grant at a purchase price of $16.685 per share (which was the fair market value of the Common Stock on the date the options were granted) and will expire ten years from the date of grant. Awards of performance units were denominated in shares of Common Stock and will be payable one-third in cash and two-thirds in shares of Common Stock if applicable Performance Goals set by such committee are achieved during an award cycle commencing on January 1, 2003 and ending on December 31, 2005.

Vote Required.

The affirmative vote of a majority of the votes entitled to be cast by the holders of the shares of the Company's Common Stock represented at the Annual Meeting and entitled to vote thereon is required to approve the Stock Incentive Plan with respect to Section 162(m) of the Code. Absentions from voting on this matter will be treated as votes against, while broker non-votes, if any, will be treated as shares not voted. Such vote will also satisfy the shareowner approval requirements of the New York Stock Exchange and Section 422 of the Code with respect to the grant of ISOs.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE STOCK INCENTIVE PLAN.

PROPOSAL NO. 3 - APPROVAL OF OGE ENERGY CORP. 2003 ANNUAL INCENTIVE COMPENSATION PLAN

The Board of Directors has approved and recommended the adoption of an annual incentive compensation plan subject to approval by shareowners. The OGE Energy Corp. 2003 Annual Incentive Compensation Plan (the "Annual Plan") is intended to replace the OGE Energy Corp. Annual Incentive Compensation Plan, which was approved by shareowners at the 1998 annual meeting (the "current annual plan"). As discussed below, the Annual Plan is designed to comply with Section 162(m) of the Code and the Annual Plan will not become effective unless the shareowner approval described below is obtained.

The purpose of the Annual Plan is to maximize the efficiency and effectiveness of the operations of the Company and its subsidiaries by providing incentive compensation opportunities to certain key executives and managers responsible for operational effectiveness and to link further the financial interests and objectives of employees with those of the Company and its shareowners. The Annual Plan provides for the payment of annual cash bonuses based on Company performance and individual performance.

The Annual Plan is designed to take into account Section 162(m) of the Code, which, as explained above regarding Proposal No. 2, generally denies a corporate tax deduction for annual compensation exceeding $1,000,000 paid to the chief executive officer and the four other most highly compensated officers of a public company ("Covered Employees"). Certain types of compensation, including performance-based compensation, are excluded from this deduction limit. In an effort to ensure that certain compensation payable under the Annual Plan to certain executives will qualify as performance-based compensation that is generally tax-deductible, the Annual Plan is being submitted to shareowners of the Company for approval at the Annual Meeting. By approving the Annual Plan, the shareowners will be approving, among other things, the performance measures, eligibility requirements and annual incentive award limits contained therein. The Annual Plan provides for the establishment and payment of Target Company Awards and Target Individual Awards. Target Individual Awards payable under the Annual Plan will not qualify as "performance-based compensation" under Section 162(m) of the Code and, thus, will count toward the annual $1,000,000 deduction limit. For this reason, the Annual Plan precludes the granting or payment of Target Individual Awards to participants who are or may be a Covered Employee. If the shareowners approve the Stock Incentive Plan and the Annual Plan, the Compensation Committee believes that all compensation paid to executives will continue to be deductible by the Company in the foreseeable future.

Set forth below is a summary of certain important features of the Annual Plan. This summary is qualified in its entirety by reference to the actual plan attached hereto as Annex B.

Administration.

The Annual Plan will be administered by the Compensation Committee, or such other committee of the Board as the Board may from time to time designate, which, to the extent Target Company Awards are intended to be exempt from Section 162(m) of the Code, will be composed solely of not less than two persons who qualify as "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee will have sole authority to make rules and regulations relating to the administration of the Annual Plan, and any interpretations and decisions of the Compensation Committee with respect to the Annual Plan will be final and binding.

Eligibility.

Officers, executives or other key employees of the Company and its subsidiaries who, in the opinion of the Chief Executive Officer, can contribute significantly to the growth and profitability of the Company and its subsidiaries are eligible to be selected by the Compensation Committee to be granted awards under the Annual Plan. Specific criteria for participation shall be established by the Compensation Committee prior to the beginning of each incentive period (generally a calendar year), and selected employees will be notified in writing of their selection, and of their performance goals and related Target Company Awards and Target Individual Awards, as soon as practicable. Under certain circumstances, individuals who become eligible after

25

an incentive period has commenced may participate in the Annual Plan. The Compensation Committee may withdraw its approval for participation in the plan with respect to an incentive period at any time during such period (except after a change of control occurrs during an incentive period), and the employee will not be entitled to the payment of any Award for such incentive period. No participant or other employee shall have the right to participate in the Annual Plan for any incentive period, despite having been selected in a previous incentive period. No right or interest of any participant in the Annual Plan may be assigned, transferred, pledged or encumbered.

Description Of Awards.

Target Company Awards. The Annual Plan permits the award of Target Company Awards (expressed as a percentage of base salary), which are established independent of the Target Individual Awards discussed below. On or before the 90th day of each incentive period and in any event before 25% or more of the incentive period has elapsed, the Compensation Committee will establish for each participant, who is to be granted a Target Company Award, the Target Company Award and specific objective performance goals for the incentive period, which will be based on one or more of the following relating to the Company, one or more of its subsidiaries, or one or more businesses or functional units thereof: total shareholder return, return on equity, return on capital, earnings per share, market share, stock price, sales, costs, net operating income, net income, return on assets, earnings before income taxes, depreciation and amortization, return on total assets employed, capital expenditures, earnings before income taxes, economic value added, cash flow, retained earnings, results of customer satisfaction surveys, aggregate product price and other product price measures, safety record, service reliability, demand-side management (including conservation and load management), operating and/or maintenance cost management (including operation and maintenance expenses per Kwh), and energy production availability performance measures ("Company Performance Goals"). At the time Target Company Awards are established, the Compensation Committee will specify the manner in which the Company Performance Goal(s) will be calculated. In so doing, the Compensation Committee may exclude the impact of certain specified events from the calculation of the Company Performance Goal(s). For example, if a Company Performance Goal were earnings per share, the Compensation Committee could, at the time the Company Performance Goals are established, specify that earnings per share are to be calculated without regard to any subsequent change in accounting standards required by the Financial Accounting Standards Board. Company Performance Goals may also be based on the attainment of specified performance levels of the Company, any of its subsidiaries and/or one or more businesses or functional units thereof under one or more of the measures described above related to the performance of other corporations or indices. Upon establishing the Target Company Awards, the Compensation Committee will establish a minimum level of achievement of the Company Performance Goals that must be met in order to receive any portion of such award.

The level of achievement of the Company Performance Goals at the end of the incentive period will determine the amount of each participant's Target Company Award that such participant will receive (the "Earned Company Award"), which may exceed 100% of the participant's Target Company Award. If the minimum level of achievement of Company Performance Goals for any incentive period is not met, no payment of an Earned Company Award will be made to the particular participant for that incentive period. To the extent that one or more minimum achievement levels are met or surpassed, and upon certification by the Compensation Committee that the Company Performance Goals have been satisfied and that any other material terms and conditions of the Company Performance Awards are met, payment of an Earned Company Award will be made to the participant for that incentive period. The payment of all Earned Company Awards is subject to reduction or elimination by the Compensation Committee, in its sole discretion, until a change of control occurs. Except as set forth above, the Compensation Committee will have no additional discretion to modify the terms of Company Performance Awards. The maximum amount payable to a participant for an Earned Company Award for any incentive period will not exceed $2,000,000.

Individual Performance Awards. The Annual Plan permits the award of Target Individual Awards (expressed as a percentage of base salary), which are established independent of the Target Company Awards discussed above. At the beginning of each incentive period, the Chief Executive Officer will recommend individual performance goals for each plan participant, other than any Covered Employee who is granted a Target Individual Award. The Compensation Committee will consider and approve or modify the recommendations as appropriate. The Chief Executive Officer may adjust individual performance goals if he determines external changes or other unanticipated conditions have materially affected the fairness of the goals. The level of achievement of the individual performance goals at the end of the incentive period will determine the amount of each participant's Target Individual Award that such participant will receive (the "Earned Individual Award"), which may range from 0% to 175% of the participant's Target Individual Award and cannot exceed $250,000. The payment of all Earned Individual Awards is subject to approval by the Compensation Committee, and will in no way be contingent upon the attainment of, or the failure to attain, the Company Performance Goals for

26

the Target Company Awards granted to participants.

Because the individual performance goals described above are not objective in nature, the award of Target Individual Awards and the payout of Earned Individual Awards do not qualify as "performance-based compensation" as defined in Section 162(m) of the Code. In order to ensure compliance with Section 162(m), the Annual Plan precludes the granting of Target Individual Awards or payout of Earned Individual Awards to participants who are or may be Covered Employees. However, the Compensation Committee desires to retain the ability to evaluate other key employees on a subjective basis through Target Individual Awards.

Termination of Employment.

In the event of termination due to death, total and permanent disability or retirement, and such termination does not occur within 24 months after a change of control, any Earned Awards (Earned Individual Awards and/or Earned Company Awards) for the incentive period in which the termination occurs will be prorated to reflect participation prior to termination. In the event of termination for any other reason, and such termination does not occur within 24 months after a change of control, all of a participant's rights to an Earned Award for the incentive period then in progress will be forfeited; provided that, except in the event of termination for cause, the Compensation Committee may, in its discretion, pay a prorated award for the portion of the incentive period that the participant was employed.

Change of Control.

If any participant is terminated voluntarily or involuntarily for any reason other than for cause within 24 months after a change of control (as defined in the Annual Plan which is attached as Annex B), all awards previously deferred (with earnings) will be paid to the participant; along with the Target Company Award and the Target Individual Award established for the participant for the incentive period in progress at the time of termination, which is prorated for the portion of the incentive period the participant is employed.

Amendment and Discontinuance.

Subject to the provisions of the Plan, the Board of Directors of the Company has absolute discretion to amend, modify, suspend or terminate the Annual Plan at any time.

New Plan Benefits.

Although the Compensation Committee has awarded target company awards to certain individuals under the current annual plan (see 2003 Awards, below), it cannot be determined at this time what benefits or amounts, if any, will be allocated to or received by any persons or group of persons under the Annual Plan if the plan is adopted. Such determinations as to allocations are at the discretion of the Compensation Committee and as to receipt of payouts is dependent upon future performance. However, the benefits and amounts payable under the current annual plan for 2002 and prior years are set forth in the bonus column of the Summary Compensation Table on page 14 of this proxy statement.

2003 Awards.

The Compensation Committee in November 2002 awarded target company awards under the current annual plan to the following individuals and groups described below:

OGE ENERGY CORP. ANNUAL INCENTIVE COMPENSATION PLAN

Name and Position	Dollar Value of Target Awards ($)
S.E. Moore Chairman, President and Chief Executive Officer	$ 532,500
A.M. Strecker Executive Vice President and Chief Operating Officer	$ 299,000
P.B. Delaney E.V.P. Finance and Strategic Planning and CEO - Enogex Inc.	$ 240,000
J.R. Hatfield Sr. Vice President and Chief Financial Officer	$ 155,000
J.T. Coffman Sr. Vice President Power Supply	$ 102,000
R.A. Farrell Former President and Chief Executive Officer Enogex Inc.	$ 0
Executive Group (5 persons)	$ 240,250
Non-Executive Director Group (8 persons)	$ 0
Non-Executive Officer Employee Group (66 persons)	$1,888,083

The awards were granted for the incentive period commencing January 1, 2003 and ending December 31, 2003, and their payout is dependent upon individual and Company performance. Depending on such performance, the payout may exeed 100% of the Target Awards. In the event that the Annual Plan is not approved by the shareowners at the Annual Meeting, these awards will not be affected. Yet, the Board of Directors will consider what other actions, if any, will be necessary to effectuate the Company's executive compensation program.

Vote Required.

The affirmative vote of a majority of the shares of Common Stock entitled to vote and present in person or by proxy at the Annual Meeting is required for the approval of the adoption of the Annual Plan with respect to Section 162 (m) of the Code. Abstentions from voting on this matter are treated as votes against, while broker nonvotes are treated as shares not voted.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE ANNUAL INCENTIVE PLAN.

CHANGE OF INDEPENDENT
PUBLIC ACCOUNTANTS

On May 16, 2002 the Board of Directors of the Company, upon recommendation of the Audit Committee, dismissed Arthur Andersen LLP as independent public accountants of the Company and Oklahoma Gas and Electric Company and engaged Ernst & Young LLP as independent public accountants of the Company and OG&E for fiscal year 2002. Ernst & Young will continue to serve as the Company's and OG&E's independent public accountants for fiscal year 2003. The Board of Directors and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of the Company and its shareholders. Representatives of Ernst & Young will be present at the Annual Meeting of Shareowners and will have the opportunity to make a statement if they so desire. Such representatives will be available to respond to appropriate questions from shareowners at the meeting.

Arthur Andersen's reports on the Company's financial statements for the fiscal years ended December 31, 2000, and December 31, 2001, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years of the Company ended December 31, 2000, and December 31, 2001, and subsequent interim period through May 16, 2002, there were no disagreements between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreement in connection with its reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the fiscal years of the Company ended December 31, 2000, and December 31, 2001, or within the interim period through May 16, 2002.

The Company provided Arthur Andersen with a copy of the foregoing disclosures. By copy of a letter dated May 21, 2002, Arthur Andersen stated its agreement with such statements.

During the fiscal years of the Company ended December 31, 2000, and December 31, 2001, and the subsequent interim period through May 16, 2002, the Company did not consult with Ernst & Young regarding any of the matters or events set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

SHAREOWNER PROPOSALS

Any shareowner proposal intended to be included in the proxy statement for the Annual Meeting in 2004 must be received by the Company on or before December 12, 2003. Proposals received by that date, deemed to be proper for consideration at the Annual Meeting and otherwise conforming to the rules of the Securities and Exchange Commission, will be included in the 2004 proxy statement.

If you intend to submit a shareowner proposal for consideration at the Annual Meeting, but do not want it included in the proxy statement, you must follow the procedures established by our By-laws. These procedures require that you notify us in writing of your proposal. Your notice must be received by the Secretary at least 90 days prior to the meeting and must contain the following information:

- a brief description of the business you desire to bring before the Annual Meeting and your reasons for conducting such business at the Annual Meeting,

- your name and address,

- the number of shares of Common Stock which you beneficially own, and

- any material interest you may have in the business being proposed.

LOCATION OF THE NATIONAL COWBOY AND WESTERN HERITAGE MUSEUM

East Bound or West Bound I-44
Exit to Martin L. King Ave., continuing northerly approximately .2 miles.
Proceed west on Northeast 63rd Street .5 miles to National Cowboy
and Western Heritage Museum.

[MAP]

29

ANNEX A

OGE ENERGY CORP. 2003 STOCK INCENTIVE PLAN

Section 1. Purposes/Definitions.

The purpose of the Plan is to give the Company and its Affiliates a competitive advantage in attracting, retaining and motivating non-employee directors, officers and employees and to provide the Company and its Affiliates with the ability to provide incentives more directly linked to the profitability of the Company's businesses, increases in shareowner value and enhancement of performance relative to customers.

For purposes of the Plan, the following terms are defined as set forth below:

a. "Affiliate" means (i) a corporation at least 50 percent of the common stock or voting power of which is owned, directly or indirectly by the Company, and (ii) any other corporation or other entity controlled by the Company and designated by the Committee from time to time.
b. "Award" means a Stock Appreciation Right, Stock Option, Restricted Stock or Performance Unit.
c. "Award Cycle" shall mean a period of consecutive fiscal years or portions thereof designated by the Committee over which Performance Units are to be earned.
d. "Board" means the Board of Directors of the Company.
e. "Change of Control" and "Change of Control Price" have the meanings set forth in Section 9(b) and (c); respectively.
f. "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.
g. "Commission" means the Securities and Exchange Commission or any successor agency.
h. "Committee" means the Committee referred to in Section 2.
i. "Common Stock" means common stock, par value $.01 per share, of the Company.
j. "Company" means OGE Energy Corp., an Oklahoma corporation.
k. "Covered Employee" shall mean a participant designated prior to the grant of shares of Restricted Stock or Performance Units by the Committee who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which Restricted Stock or Performance Units are taxable to such participant.
l. "Disability" means permanent and total disability as determined under procedures established by the Committee for purposes of the Plan.
m. "Disinterested Person" means a member of the Board who qualifies as a non-employee director as defined in Rule 16b-3, as promulgated by the Commission under the Exchange Act, or any successor definition adopted by the Commission, and as an "outside director" for purposes of Section 162(m).
n. "Early Retirement" of an employee means Termination of Employment at a time when the employee is entitled to early retirement benefits pursuant to the early retirement provisions of the applicable pension plan of such employer.
o. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.
p. "Fair Market Value" means, as of any given date, the mean between the highest and lowest reported sales prices of the Common Stock on such date on the New York Stock Exchange Composite Tape (or, if not listed on such exchange, on any other national securities exchange on which the Common Stock is listed or on NASDAQ) or, if there are no

sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for such Common Stock, the Fair Market Value of the Common Stock will be determined by the Committee in good faith.

q. "Incentive Stock Option" means any Stock Option designated as, and qualified as, an "incentive stock option" within the meaning of Section 422 of the Code.

r. "Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

s. "Normal Retirement" means (i) with respect to an employee, Termination of Employment at a time when the employee is entitled to normal retirement benefits pursuant to the applicable pension plan of such employer and (ii) with respect to a non-employee director, retirement from the Board pursuant to the applicable rules for the Board.

t. "Performance Goals" means the performance goals established by the Committee in writing prior to the grant of Restricted Stock or Performance Units that are based on the attainment of goals by the Company, one or more Affiliates or one or more business or functional units thereof relating to one or more of the following: total shareholder return, return on capital, earnings per share, market share, stock price, sales, costs, net operating income, net income, return on assets, earnings before income taxes, depreciation and amortization, return on total assets employed, capital expenditures, earnings before income taxes, economic value added, cash flow, retained earnings, return on equity, results of customer satisfaction surveys, aggregate product price and other product price measures, safety record, service reliability, demand-side management (including conservation and load management), operating and/or maintenance costs management (including operation and maintenance expenses per Kwh), and energy production availability. At the time of establishing a Performance Goal, the Committee shall specify the manner in which the Performance Goal shall be calculated. In so doing, the Committee may exclude the impact of certain specified events from the calculation of the Performance Goal. Such Performance Goals also may be based upon the attainment of specified levels of performance of the Company, one or more Affiliates or one or more business or functional units thereof under one or more of the measures described above relative to the performance of other corporations or indices. With respect to Covered Employees, all Performance Goals shall be objective performance goals satisfying the requirements for "performance-based compensation" within the meaning of Section 162(m)(4) of the Code, and shall be set by the Committee within the time period prescribed by Section 162(m) and related regulations.

u. "Performance Units" means an award made pursuant to Section 8.

v. "Plan" means the OGE Energy Corp. 2003 Stock Incentive Plan, as set forth herein and as hereinafter amended from time to time.

w. "Restricted Stock" means an award granted under Section 7.

x. "Retirement" means Normal or Early Retirement.

y. "Rule 16b-3" means Rule 16b-3, as promulgated by the Commission under Section 16(b) of the Exchange Act, as amended from time to time.

z. "Section 162(m)" means Section 162(m) of the Code, as amended from time to time.

aa. "Stock Appreciation Right" means a right granted under Section 6.

bb. "Stock Option" means an option granted under Section 5.

cc. "Termination of Employment" means (i) with respect to an employee, the termination of participant's employment with the Company and any Affiliate and (ii) with respect to a non-employee director, termination of service on the Board. A participant employed by an Affiliate shall also be deemed to incur a Termination of Employment if the Affiliate

A-2

```
ceases to be an Affiliate and the participant does not immediately
thereafter become or remain an employee of the Company or another
Affiliate.
```

In addition, certain other terms that are defined herein shall have the definitions so ascribed to them.

Section 2. Administration.

The Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time determine, which committee, to the extent required to comply with Rule 16-3 and Section 162(m), shall be composed solely of not less than two Disinterested Persons, each of whom shall be appointed by and serve at the pleasure of the Board. The Committee shall have plenary authority to grant Awards pursuant to the terms of the Plan to non-employee directors of the Company and officers and employees of the Company and its Affiliates. Among other things, the Committee shall have the authority, subject to the terms of the Plan:

```
(a)  to select the non-employee directors, officers and employees to
     whom Awards may from time to time be granted;
(b)  to determine whether and to what extent Incentive Stock Options,
     Non-Qualified Stock Options, Stock Appreciation Rights,
     Restricted Stock and Performance Units or any combination thereof
     are to be granted hereunder;
(c)  to determine the number of shares of Common Stock to be covered
     by each Award granted hereunder;
(d)  to determine the terms and conditions of any Award granted
     hereunder, including, but not limited to, the option price
     (subject to Section 5(a)), any vesting condition, restriction or
     limitation (which may be related to the performance of the
     participant, the Company, any Affiliate or one or more business
     or functional units thereof) and any vesting acceleration or
     forfeiture waiver regarding any Award and the shares of Common
     Stock relating thereto, based on such factors as the Committee
     shall determine;
(e)  to modify, amend or adjust the terms and conditions of any Award,
     at any time or from time to time, including but not limited to
     Performance Goals; provided, however, that the Committee may not
     adjust upwards the amount payable to a designated Covered
     Employee with respect to a particular Award upon the satisfaction
     of applicable Performance Goals or take any other such action to
     the extent such action or the Committee's ability to take such
     action would cause any Award under the Plan to any Covered
     Employee to fail to qualify as "performance based compensation"
     within the meaning of Section 162(m) and the regulations issued
     thereunder;
(f)  to determine to what extent and under what circumstances Common
     Stock and other amounts payable with respect to an Award shall be
     deferred; and
(g)  to determine under what circumstances an Award may be settled in
     cash or Common Stock under Section 8(b)(i).
```

The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable, to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto) and to otherwise supervise the administration of the Plan.

The Committee may act only by a majority of its members then in office, except that the members thereof may (i) delegate to an officer of the Company the authority to make decisions pursuant to paragraphs (c), (f), (g), (h) and (i) of Section 5 (provided that no such delegation may be made that would cause Awards or other transactions under the Plan to cease to be exempt from Section 16(b) of the Exchange Act) and (ii) authorize any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Committee.

Any determination made by the Committee or pursuant to delegated authority pursuant to the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and its Affiliates and Plan participants.

Section 3.   Common Stock Subject to Plan; Other Limitations.

The total number of shares of Common Stock reserved and available for issuance under the Plan shall be 2,700,000; provided, that not more than 500,000 of such shares shall be issued as Restricted Stock; and provided further that all of such shares may be available for issuance upon exercise of Incentive Stock Options. No participant may be granted Awards covering in excess of 500,000 shares of Common Stock in any one calendar year, and all such Awards may be granted as Stock Options or Stock Appreciation Rights (if any). No participant who is a non-employee director of the Company may be granted, in any one calendar year, Awards covering in excess of 5,000 shares of Common Stock. Shares subject to an Award under the Plan may be authorized and unissued shares or may be treasury shares. No participant may be granted Performance Units in any one calendar year payable in cash in an amount that would exceed $1,000,000 and no participant who is a non-employee director of the Company may be granted Performance Units in any one calendar year payable in cash in an amount that would exceed $15,000.

Subject to Section 7(c)(iv), if any shares of Restricted Stock are forfeited for which the participant did not receive any benefits of ownership (as such phrase is construed by the Commission or its staff), or if any Stock Option (and related Stock Appreciation Right, if any) terminates without being exercised, or if any Stock Appreciation Right is exercised for cash, shares subject to such Awards shall again be available for distribution in connection with Awards under the Plan. In the event that (a) any participant delivers shares of Common Stock (i) to pay the exercise price of a Stock Option or any other Award, or (ii) in satisfaction of any tax withholding requirement, or (b) any other payment made or benefit realized under the Plan is satisfied by the transfer or relinquishment of shares of Common Stock, the number of shares of Common Stock available for Awards under the Plan shall be increased by the number of shares of Common Stock so surrendered, paid or relinquished.

In the event of any change in corporate capitalization, such as a stock split or dividend, or a corporate transaction, such as any merger, consolidation, share exchange, separation, including a spinoff, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, the Committee or Board may make such substitution or adjustments in the number and kind of shares reserved for issuance under the Plan in the aggregate or to any participant, in the number, kind and option price of shares subject to outstanding Stock Options and Stock Appreciation Rights, in the number and kind of shares subject to other outstanding Awards granted under the Plan and/or such other equitable substitution or adjustments as it may determine to be appropriate in its sole discretion; provided, however, that the number of shares subject to any Award shall always be a whole number. Such adjusted option price shall also be used to determine the amount payable by the Company upon the exercise of any Stock Appreciation Right associated with any Stock Option.

Section 4.   Eligibility.

Officers and employees of the Company and its Affiliates who are responsible for or contribute to the management, growth and profitability of the business of the Company and its Affiliates and non-employee directors of the Company are eligible to be granted Awards under the Plan.

Section 5.   Stock Options.

The Committee shall determine the non-employee directors, officers and employees to whom and the time or times at which Stock Options shall be granted under the Plan. Stock Options may be granted alone or in addition to other Awards granted under the Plan and may be of two types: Incentive Stock Options and Nonqualified Stock Options. Any Stock Option granted under the Plan shall be in such form as the Committee may from time to time approve.

The Committee shall have the authority to grant any optionee Incentive Stock Options, Nonqualified Stock Options or both types of Stock Options (in each case with or without Stock Appreciation Rights); provided, however, that grants hereunder are subject to the aggregate limits on grants to individual participants set forth in Section 3. Incentive Stock Options may be granted only to employees of the Company and its subsidiaries (within the meaning of Section 424(f) of the Code). To the extent that any Stock Option is not designated as an Incentive Stock Option or, even if so designated, does not qualify as an Incentive Stock Option, it shall constitute a Nonqualified Stock Option.

Stock Options shall be evidenced by option agreements, the terms and provisions of which may differ. An option agreement shall indicate on its face whether it is intended to be an agreement for an Incentive Stock Option or a Nonqualified Stock Option. The grant of a Stock Option shall occur on the date the Committee by resolution selects an individual to be a participant in any grant of a Stock Option, determines the number of shares of Common Stock to be subject to such Stock Option to be granted to such individual and specifies the terms and provisions of the Stock Option. The Company shall notify a participant of any grant of a Stock Option, and a written option agreement or agreements shall be duly executed and delivered by the Company to the participant. Such agreement or agreements shall become effective upon execution by the Company and the participant.

Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered nor shall any discretion or authority granted under the Plan be exercised so as to disqualify the Plan under Section 422 of the Code or, without the consent of the optionee affected, to disqualify any Incentive Stock Option under such Section 422.

Stock Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Committee shall deem desirable:

(a) *Option Price.* The option exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee and set forth in the option agreement, and shall not be less than the Fair Market Value of the Common Stock subject to the Stock Option on the date of grant.

(b) *Option Term.* The term of each Stock Option shall be fixed by the Committee, but no Incentive Stock Option shall be exercisable more than 10 years after the date the Stock Option is granted.

(c) *Exercisability.* Except as otherwise provided herein, Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. If the Committee provides that any Stock Option is exercisable only in installments, the Committee may at any time waive such

```
                    installment  exercise  provisions,  in whole or in part, based on
                    such factors as the Committee  may  determine.  In addition,  the
                    Committee may at any time  accelerate the  exercisability  of any
                    Stock Option.
      (d)   *Method of Exercise.*  Subject to the provisions of this Section 5,
                    Stock Options may be exercised,  in whole or in part, at any time
                    during the option  term by giving  written  notice of exercise to
                    the Secretary of the Company at the Company's principal executive
                    office,  specifying  the number of shares of Common Stock subject
                    to the Stock Option to be purchased.
```

Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept, or in such other manner as the Committee approves. If approved by the Committee, payment in full or in part may also be made in the form of unrestricted Common Stock already owned by the optionee of the same class as the Common Stock subject to the Stock Option and, in the case of the exercise of a Nonqualified Stock Option, Restricted Stock subject to an Award hereunder which is of the same class as the Common Stock subject to the Stock Option (based, in each case, on the Fair Market Value of the Common Stock on the date the Stock Option is exercised); provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned shares of Common Stock of the same class as the Common Stock subject to the Stock Option may be authorized only at the time the Stock Option is granted.

If payment of the option exercise price of a Nonqualified Stock Option is made in whole or in part in the form of Restricted Stock, the number of shares of Common Stock to be received upon such exercise equal to the number of shares of Restricted Stock used for payment of the option exercise price shall be subject to the same forfeiture restrictions to which such Restricted Stock was subject, unless otherwise determined by the Committee.

In the discretion of the Committee, and to the extent not prohibited by applicable law, payment for any shares subject to a Stock Option may also be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the purchase price, and, if requested by the Company, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may enter into agreements for coordinated procedures with one or more brokerage firms.

No shares of Common Stock shall be issued until full payment therefor has been made. Subject to any forfeiture restrictions that may apply if a Stock Option is exercised using Restricted Stock, an optionee shall have all of the rights of a shareholder of the Company holding the class or series of Common Stock that is subject to such Stock Option (including, if applicable, the right to vote the shares and the right to receive dividends), when the optionee has given written notice of exercise, has paid in full for such shares and, if requested, has given the representation described in Section 13(a).

```
      (e)   *Nontransferability  of Stock Options*.  No  Stock  Option  shall  be
                    transferable  by the optionee other than (i) by will or by the laws of
                    descent and  distribution or (ii) in the case of a Nonqualified  Stock
                    Option,  pursuant  to a gift  to  such  optionee's  children,  whether
                    directly  or  indirectly  or by  means  of a trust  or  partnership  or
                    otherwise,  if  expressly  permitted  under  the  applicable  option
                    agreement.  All  Stock  Options  shall  be  exercisable,  during  the
                    optionee's lifetime,  only by the optionee or by the guardian or legal
                    representative  of the optionee,  it being  understood  that the terms
                    "holder" and "optionee" include the guardian and legal  representative
                    of the optionee  named in the option  agreement and any person to whom
                    an option is
```

transferred by will or the laws of descent and distribution or, in the case of a Nonqualified Stock Option, a gift permitted under the applicable option agreement.

(f) *Termination of Employment By Death*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment by reason of death, any Stock Option held by such optionee shall immediately become exercisable and may thereafter be exercised by the holder for a period of three years (or such shorter period as the Committee may specify in the option agreement) from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter.

(g) *Termination of Employment By Reason of Disability*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment by reason of Disability, any Stock Option held by such optionee shall immediately become exercisable and may thereafter be exercised by the optionee for a period of three years (or such shorter period as the Committee may specify in the option agreement) from the date of such Termination of Employment or until the expiration of the stated term of such Stock Option, whichever period is the shorter; provided, however, that if the optionee dies within such three-year period (or such shorter period), any unexercised Stock Option held by such optionee shall, notwithstanding the expiration of such three-year (or such shorter) period, continue to be exercisable for a period of 12 months from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter. In the event of Termination of Employment by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option.

(h) *Termination of Employment By Reason of Retirement*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment by reason of Retirement, any Stock Option held by such optionee shall immediately become exercisable and may thereafter be exercised by the optionee for a period of three years (or such shorter period as the Committee may specify in the option agreement) from the date of such Termination of Employment or until the expiration of the stated term of such Stock Option, whichever period is the shorter; provided, however, that if the optionee dies within such three-year (or such shorter) period any unexercised Stock Option held by such optionee shall, notwithstanding the expiration of such three-year (or such shorter) period, continue to be exercisable for a period of 12 months from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter. In the event of Termination of Employment by reason of Retirement, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option.

(i) *Other Termination of Employment*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment for any reason other than death, Disability or Retirement, any Stock Option held by such optionee shall thereupon terminate, except that such Stock Option, to the extent then exercisable, or on such accelerated basis as the Committee may determine, may be exercised for the lesser of three months from the date of such Termination of Employment

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or the balance of such Stock Option's stated term if such Termination of Employment of the optionee is involuntary; provided, however, that if the optionee dies within such three-month period, any unexercised Stock Option then held by such optionee shall, notwithstanding the expiration of such three-month period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 12 months from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter. Notwithstanding the foregoing, if an optionee incurs a Termination of Employment at or after a Change of Control (as defined in Section 9(b)), other than by reason of death, Disability or Retirement, any Stock Option held by such optionee shall be exercisable for the lesser of (1) six months and one day from the date of such Termination of Employment, or (2) the balance of such Stock Option's stated term. In the event of Termination of Employment, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Nonqualified Stock Option.

(j) *Change of Control Cash-Out.* Notwithstanding any other provision of the Plan, during the 60-day period from and after a Change of Control (the "Exercise Period"), unless the Committee shall determine otherwise at the time of grant, an optionee shall have the right, whether or not the Stock Option is fully exercisable and in lieu of the payment of the exercise price for the shares of Common Stock being purchased under the Stock Option and by giving notice to the Company, to elect (within the Exercise Period) to surrender all or part of the Stock Option to the Company and to receive cash, within 30 days of such notice, in an amount equal to the amount by which the Change of Control Price per share of Common Stock on the date of such election shall exceed the exercise price per share of Common Stock under the Stock Option (the "Spread") multiplied by the number of shares of Common Stock granted under the Stock Option as to which the right granted under this Section 5(j) shall have been exercised.

Section 6.   Stock Appreciation Rights.

(a) *Grant and Exercise.* Stock Appreciation Rights may be granted by the Committee in conjunction with all or part of any Stock Option granted under the Plan. In the case of a Nonqualified Stock Option, such rights may be granted either at or after the time of grant of such Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of grant of such Stock Option.

A Stock Appreciation Right shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Option. A Stock Appreciation Right may be exercised by an optionee in accordance with Section 6(b) by surrendering the applicable portion of the related Stock Option in accordance with procedures established by the Committee. Upon such exercise and surrender, the optionee shall be entitled to receive an amount determined in the manner prescribed in Section 6(b). Stock Options which have been so surrendered shall no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

(b) *Terms and Conditions.* Stock Appreciation Rights shall be granted pursuant to a written agreement which shall contain such terms and conditions as shall be determined by the Committee, including the following:
   (i) Stock Appreciation Rights shall be exercisable only at such time or times

```
           and to the extent that the Stock Options to which they relate are
           exercisable in accordance with the provisions of Section 5 and
           this Section 6.
     (ii)  Upon the exercise of a Stock Appreciation Right, an optionee
           shall be entitled to receive an amount in cash, shares of Common
           Stock or both equal in value to the excess of the Fair Market
           Value on the date of exercise of one share of Common Stock over
           the option price per share specified in the related Stock Option
           (or, if the Stock Appreciation Right was granted after the time
           of grant of the related Stock Option, over the strike price for
           the Stock Appreciation Right as determined by the Committee and
           set forth in the Stock Appreciation Right agreement, which strike
           price per share shall not be less than the Fair Market Value per
           share of Common Stock on the date of grant of the Stock
           Appreciation Right) multiplied by the number of shares in respect
           of which the Stock Appreciation Right shall have been exercised,
           with the Committee having the right to determine the form of
           payment.
    (iii)  Stock Appreciation Rights shall be transferable only to permitted
           transferees of the underlying Stock Option in accordance with
           Section 5(e).
     (iv)  Upon the exercise of a Stock Appreciation Right, the Stock Option
           or part thereof to which such Stock Appreciation Right is related
           shall be deemed to have been exercised for the purpose of the
           limitation set forth in Section 3 on the number of shares of
           Common Stock to be issued under the Plan, but only to the extent
           of the number of shares as to which the Stock Appreciation Right
           is exercised at the time of exercise.
```

Section 7.   Restricted Stock.

```
    (a)    Administration. Shares of Restricted Stock may be awarded either alone
           or in addition to other Awards granted under the Plan. The Committee
           shall determine the non-employee directors, officers and employees to
           whom and the time or times at which grants of Restricted Stock will be
           awarded, the number of shares to be awarded to any participant
           (subject to the aggregate limits on grants to individual participants
           set forth in Section 3), the conditions for vesting, the time or times
           within which such Awards may be subject to forfeiture and any other
           terms and conditions of the Awards, in addition to those contained in
           Section 7(c).
```

The Committee shall in the case of Covered Employees, and may in the case of other participants, condition the vesting of Restricted Stock upon the attainment of Performance Goals established before or at the time of grant and, in each instance, may establish the various levels of achievement of Performance Goals at which a portion or all of such Restricted Stock vests. In the case of Covered Employees, prior to the vesting of any Restricted Stock, the Committee shall certify in writing that the applicable Performance Goals and any other material terms have been satisfied. The Committee may, in addition to requiring satisfaction of any applicable Performance Goals, also condition vesting upon the continued service of the participant. The provisions of Restricted Stock Awards (including the applicable Performance Goals) need not be the same with respect to each recipient.

```
    (b)    Awards and Certificates. Shares of Restricted Stock shall be evidenced
           in such manner as the Committee may deem appropriate, including
           book-entry registration or issuance of one or more stock certificates.
           Any certificate issued in respect of shares of Restricted Stock shall
           be registered in the name of such participant and shall bear an
           appropriate legend referring to the terms, conditions, and
           restrictions applicable to such Award, substantially in the following
           form:
```

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"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the OGE Energy Corp. Stock Incentive Plan and a Restricted Stock Agreement. Copies of such Plan and Agreement are on file at the offices of OGE Energy Corp. at 321 North Harvey, Oklahoma City, Oklahoma 73101-0321."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(c) *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) Subject to the provisions of the Plan (including Section 5(d)) and the Restricted Stock Agreement referred to in Section 7(c)(vi), during the period, if any, set by the Committee, commencing with the date of such Award for which such participant's continued service is required (the "Restriction Period"), and until the later of (i) the expiration of the Restriction Period and (ii) the date the applicable Performance Goals (if any) are satisfied, the participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock. Within these limits, the Committee may provide for the lapse of restrictions based upon period of service in installments or otherwise and may accelerate or waive, in whole or in part, restrictions based upon period of service or upon performance; provided, however, that in the case of Restricted Stock with respect to which a participant is a Covered Employee, any applicable Performance Goals have been satisfied.

(ii) Except as provided in this paragraph (ii) and Section 7(c)(i) and the Restricted Stock Agreement, the participant shall have, with respect to the shares of Restricted Stock, all of the rights of a shareholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Restricted Stock Agreement and subject to Section 13(f) of the Plan (1) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends, and (2) dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends.

(iii) Except to the extent otherwise provided in the applicable Restricted Stock Agreement, any applicable employment agreement and Sections 7(c)(i), 7(c)(iv) and 9(a)(ii), upon a participant's Termination of Employment for any reason during the Restriction Period or before the applicable Performance Goals are satisfied, all shares still subject to restriction shall be

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forfeited by the participant.

(iv) Except to the extent otherwise provided in Section 9(a)(ii), in the event that a participant incurs a Termination of Employment due to Retirement or involuntary termination, the Committee shall have the discretion to waive in whole or in part any or all remaining restrictions (other than, in the case of Restricted Stock with respect to which a participant is a Covered Employee, satisfaction of the applicable Performance Goals unless the participant's Termination of Employment is due to death or Disability) with respect to any or all of such participant's shares of Restricted Stock.

(v) If and when the applicable Performance Goals are satisfied for any shares of Restricted Stock and the Restriction Period expires without a prior forfeiture of such shares of Restricted Stock, unlegended certificates for such shares shall be delivered to the participant upon surrender of the legended certificates.

(vi) Each Award shall be confirmed by, and be subject to the terms of, a written Restricted Stock Agreement.

Section 8.   Performance Units.

(a) *Administration.* Performance Units may be awarded either alone or in addition to other Awards granted under the Plan. Performance Units may be denominated in shares of Common Stock or cash, or may represent the right to receive dividend equivalents with respect to shares of Common Stock, as the Committee shall determine. The Committee shall determine the non-employee directors, officers and employees to whom and the time or times at which Performance Units shall be awarded, the form and number of Performance Units to be awarded to any participant (subject to the aggregate limits on grants to individual participants set forth in Section 3), the duration of the Award Cycle and any other terms and conditions of the Award, in addition to those contained in Section 8(b).

The Committee shall condition the settlement of Performance Units upon the attainment of Performance Goals, which shall be established before or at the time of grant. The provisions of such Awards (including the applicable Performance Goals) need not be the same with respect to each recipient.

(b) *Terms and Conditions*. Performance Units Awards shall be subject to the following terms and conditions:

(i) Subject to the provisions of the Plan and the Performance Unit Agreement referred to in Section 8(b)(vi), Performance Units may not be sold, assigned, transferred, pledged or otherwise encumbered during the Award Cycle. At the expiration of the Award Cycle, the Committee shall evaluate actual performance in light of the Performance Goals for such Award, shall certify in writing the extent to which such Performance Goals and other material terms have been satisfied and shall determine the number of Performance Units granted to the participant which have been earned and the Committee may then elect to deliver cash, shares of Common Stock, or a combination thereof, in settlement of the earned Performance Units, in accordance with the terms thereof.

(ii) Except to the extent otherwise provided in the applicable Performance Unit Agreement and Sections 8(b)(iii) and 9(a)(iii), upon a participant's Termination of Employment for any reason during the Award Cycle or before the applicable Performance Goals are satisfied, the rights to the

A-11

shares or cash still covered by the Performance Units Award shall be forfeited by the participant.

    (iii) Except to the extent otherwise provided in the applicable Performance Unit Agreement and Section 9(a)(iii), in the event that a participant incurs a Termination of Employment due to death, Disability or Retirement, such participant shall receive a prorated payment based on such participant's number of full months of service during the Award Cycle, further adjusted based on the achievement of the Performance Goals during the entire Award Cycle, as certified by the Committee. Payment shall be made at the time payments are made to participants who did not terminate service during the Award Cycle.

    (iv) A participant may elect to further defer receipt of the Performance Units payable under an Award (or an installment of an Award) for a specified period or until a specified event, subject in each case to the Committee's approval and to such terms as are determined by the Committee (the "Elective Deferral Period"). Subject to any exceptions adopted by the Committee, such election must generally be made prior to commencement of the Award Cycle for the Award (or for such installment of an Award).

    (v) If and when the applicable Performance Goals are satisfied and the Elective Deferral Period expires without a prior forfeiture of the Performance Units, payment in accordance with Section 8(b)(i) hereof shall be made to the participant.

    (vi) Each Award shall be confirmed by, and be subject to the terms of, a written Performance Unit Agreement.

Section 9.   Change of Control Provisions.

  (a) *Impact of Event.* Notwithstanding any other provision of the Plan to the contrary, in the event of a Change of Control:

    (i) Any Stock Options and Stock Appreciation Rights outstanding as of the date such Change of Control is determined to have occurred and not then exercisable and vested shall become fully exercisable and vested to the full extent of the original grant.

    (ii) The restrictions applicable to any Restricted Stock shall lapse, and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant.

    (iii) All Performance Units shall be considered to be earned and payable in full in an amount that will be equal to the number of Performance Units that would have been payable had the Performance Goals been met at a level that would result in a 100% payout of the Performance Units awarded, and any deferral or other restriction shall lapse and such Performance Units shall be settled in cash as promptly as is practicable.

  (b) *Definition of Change of Control.* For purposes of the Plan, a "Change of Control" shall mean the happening of any of the following events:

    (i) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common

A-12

Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 9(b); or

(ii) A change in the composition of the Board such that the individuals who, as of January 1, 2003, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board: provided, however, for purposes of this Section 9(b), that any individual who becomes a member of the Board subsequent to January 1, 2003, whose election, or nomination for election by the Company's shareowners was approved by a vote of at least a majority of those individuals then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(iii) Consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), excluding, however, such a Business Combination pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (3) at least a majority

A-13

```
            of the members of the board of directors of the corporation
            resulting from such Business Combination were members of the
            Incumbent Board at the time of the execution of the initial
            agreement, or the action of the Board, providing for such
            Business Combination; or
      (iv) The approval by the shareholders of the Company of a complete
            liquidation or dissolution of the Company.
(c)   Change of Control Price. For purposes of the Plan, "Change of Control
      Price" means the higher of (i) the highest reported sales price,
      regular way, of a share of Common Stock in any transaction reported on
      the New York Stock Exchange Composite Tape or other national exchange
      on which such shares are listed or on NASDAQ during the 60-day period
      prior to and including the date of a Change of Control or (ii) if the
      Change of Control is the result of a tender or exchange offer or a
      Business Combination, the highest price per share of Common Stock paid
      in such tender or exchange offer or Business Combination; provided,
      however, that in the case of Incentive Stock Options and Stock
      Appreciation Rights relating to Incentive Stock Options, the Change of
      Control Price shall be in all cases the Fair Market Value of the
      Common Stock on the date such Incentive Stock Option or Stock
      Appreciation Right is exercised. To the extent that the consideration
      paid in any such transaction described above consists all or in part
      of securities or other non-cash consideration, the value of such
      securities or other non-cash consideration shall be determined in the
      sole discretion of the Board.
```

Section 10.   Loans.

The Company may make loans to a participant in connection with Awards subject to the following terms and conditions and such other terms and conditions not inconsistent with the Plan as the Committee shall impose from time to time, including without limitation the rate of interest, if any, and whether such loan shall be recourse or nonrecourse.

No loan made under the Plan shall exceed the sum of (i) the aggregate price payable with respect to the Award in relation to which the loan is made, plus (ii) the amount of the reasonably estimated combined amounts of Federal and state income taxes payable by the participant.

No loan shall have an initial term exceeding ten (10) years: provided that the loans under the Plan shall be renewable at the discretion of the Committee; and provided, further, that the indebtedness under each loan shall become due and payable, as the case may be, on a date no later than (i) one year after Termination of Employment due to death, Retirement or Disability, or (ii) the day of Termination of Employment for any reason other than death, Retirement or Disability.

Loans under the Plan may be satisfied by the participant, as determined by the Committee, in cash or, with the consent of the Committee, in whole or in part in the form of unrestricted Common Stock already owned by the participant where such Common Stock shall be valued at Fair Market Value on the date of such payment.

When a loan shall have been made, Common Stock with a Fair Market Value on the date of such loan equivalent to the amount of the loan shall be pledged by the participant to the Company as security for payment of the unpaid balance of the loan. Any portions of such Common Stock may, in the discretion of the Committee, be released from time to time as it deems not to be needed as security.

The making of any loan is subject to satisfying all, and not being prohibited by any, applicable laws, as well as any regulations and rules of the Federal Reserve Board and any other governmental agency having jurisdiction.

Section 11.   Term, Amendment and Termination.

The Plan will terminate 10 years after the effective date of the Plan. Under the Plan, Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would (i) impair the rights of an optionee under a Stock Option or a recipient of a Stock Appreciation Right, Restricted Stock Award or Performance Unit Award theretofore granted without the optionee's or recipient's consent, except such an amendment made to cause the Plan to qualify or continue to qualify for the exemption provided by Rule 16b-3, or (ii) disqualify the Plan from the exemption provided by Rule 16b-3. In addition, no such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required by law or agreement.

The Committee may amend the terms of any Stock Option or other Award theretofore granted, prospectively or retroactively, except that: (i) no such amendment shall impair the rights of any holder without the holder's written consent except such an amendment made to cause the Plan or Award to qualify for the exemption provided by Rule 16b-3 and (ii) no such amendment shall lower the option exercise price of a Stock Option other than as permitted by Section 3 in connection with a change in corporate capitalization or other transaction described in Section 3.

Subject to the above provisions, the Board shall have authority to amend the Plan to take into account changes in law and tax and accounting rules, as well as other developments and to grant Awards which qualify for beneficial treatment under such rules without shareholder approval.

Section 12.   Unfunded Status of Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 13.   General Provisions.

(a) The Committee may require each person purchasing or receiving shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for shares of Common Stock under the Plan prior to fulfillment of all of the following conditions:

(1) The listing or approval for listing upon notice of issuance, of such shares on the New York Stock Exchange, Inc., or such other securities exchange as may at the time be the principal market for the Common Stock;

(2) Any registration or other qualification of such shares of the Company under any state or Federal law or regulation, or the maintain-

ing in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and

    (3) The obtaining of any other consent, approval, or permit from any state or Federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

(c) The adoption of the Plan shall not confer upon any employee any right to continued employment nor shall it interfere in any way with the right of the Company or any Affiliate to terminate the employment of any employee at any time.

(d) No later than the date as of which an amount first becomes includible in the gross income of the participant for Federal income tax purposes with respect to any Award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Oklahoma, without reference to principles of conflict of laws.

(f) The reinvestment of dividends in additional Restricted Stock at the time of any dividend payment shall only be permissible if sufficient shares of Common Stock are available under Section 3 for such reinvestment (taking into account then outstanding Stock Options and other Awards).

(g) The Committee shall establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of the participant's death are to be paid or by whom any rights of the participant, after the participant's death, may be exercised.

(h) In the case of a grant of an Award to any employee of an Affiliate, the Company may, if the Committee so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer the shares of Common Stock to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan.

(i) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business and/or assets of the Company expressly to assume and agree to perform this Plan in the same manner and to the same extent the Company would be

```
required to perform if no such  succession had taken place.  This Plan
shall be binding  upon and inure to the benefit of the Company and any
successor to the Company,  including  without  limitation  any persons
acquiring  directly  or  indirectly  all or  substantially  all of the
business  and/or  assets of the Company  whether by purchase,  merger,
consolidation,  reorganization  or otherwise (and such successor shall
thereafter be deemed to "Company" for the purposes of this Plan),  and
the heirs, executors and administrators of each Participant.
```

Section 14.   Effective Date of Plan.

The Plan shall be effective as of June 30, 2003, subject to approval of the Plan by the shareowners of the Company at its 2003 annual meeting by the affirmative vote of a majority of the votes entitled to be cast by the holders of the shares of common stock of the Company represented at the meeting and entitled to vote thereon.

OGE ENERGY CORP.
2003 ANNUAL INCENTIVE COMPENSATION PLAN

I.   PURPOSE AND EFFECTIVE TIME OF THE PLAN

The purpose of the 2003 Annual Incentive Compensation Plan (the "Plan") is to maximize the efficiency and effectiveness of the operations of OGE Energy Corp. and its subsidiaries by providing incentive compensation opportunities to certain key executives and managers responsible for operational effectiveness. The Plan is intended to encourage and reward the achievement of certain results critical to meeting the Company's operational goals. It is also designed to assist in the attraction and retention of quality employees, to link further the financial interest and objectives of employees with those of the Company and to foster accountability and teamwork throughout the Company.

This Plan is designed to provide incentive compensation opportunities; awards made under this Plan are in addition to base salary adjustments given to maintain market competitive salary levels.

Payments pursuant to Article 6 of the Plan are intended to qualify under the performance-based compensation exemption of Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended.

The Plan shall be effective as of June 30, 2003, subject to approval of the Plan by the shareowners of OGE Energy Corp. at its 2003 annual meeting by the affirmative vote of a majority of the shares of common stock of OGE Energy Corp. present in person or represented by proxy at the meeting and entitled to vote.

II.   DEFINITIONS

When used in the Plan, the following words and phrases shall have the following meanings:

2.1.   "<u>Base Salary</u>" means the actual annual base salary in effect for the first full pay period after the beginning of the Plan Year as shown in the personnel records of the Company, and, for a Participant who is added to the Plan during a Plan Year pursuant to Section 4.3, his or her annual base salary in effect at the time he or she becomes a Participant as shown in the personnel records of the Company.

2.2.   "<u>Board</u>" means the Board of Directors of Energy Corp.

2.3.   "<u>Change of Control</u>" shall mean the happening of any of the following events:

(i) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then outstanding shares of common stock of Energy Corp. (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of Energy Corp. entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (1) any acquisition directly from Energy Corp., (2) any acquisition by Energy Corp., (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Energy Corp. or any corporation controlled by Energy Corp. or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) below; or

(ii) A change in the composition of the Board such that the individuals who, as of January 1, 2003, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a member of the Board subsequent to January 1, 2003, whose election, or nomination for election by Energy Corp.'s shareowners, was approved by a vote of at least a majority of those individuals then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

  (iii) Consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of the assets of Energy Corp. (a "Business Combination"), excluding, however, such a Business Combination pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Energy Corp. or all or substantially all of Energy Corp.'s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the corporation resulting from such Business Combination or any employee benefit plan (or related trust) of Energy Corp. or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or the action of the Board, providing for such Business Combination; or

  (iv) The approval by the shareowners of Energy Corp. of a complete liquidation or dissolution of Energy Corp.

2.4. "<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

2.5. "<u>Committee</u>" means the Compensation Committee of the Board or any other Committee of the Board designated by resolution of the Board to perform certain administrative functions under the Plan provided that, to the extent awards under the Plan are intended to be exempt from Section 162(m) of the Code, such Committee shall be comprised of two or more persons, each of whom shall qualify as an "outside director" for purposes of Section 162(m)(4) of the Code.

2.6. "<u>Company</u>" means Energy Corp., its subsidiary, Oklahoma Gas and Electric Company, and any domestic subsidiary or division of these entities, as designated by the Committee for participation in the Plan.

2.7. "<u>Company Performance Goals</u>" shall have the meaning ascribed to it by Section 6.2 hereof.

2.8. "<u>Covered Employee</u>" means, for any Plan Year, a Participant designated prior to the grant of a Target Company Award for such Plan Year who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code for such Plan Year.

2.9. "<u>Earned Award</u>" means the Earned Individual Award, if any, and the Earned Company Award, if any, for a Participant for the applicable Plan Year.

2.10. "<u>Earned Company Award</u>" means the actual award earned under a Participant's Target Company

Award during a Plan Year as determined by the Committee after the end of the Plan Year (pursuant to Section 6.3 hereof).

2.11. "Earned Individual Award" means the actual award earned under a Participant's Target Individual Award during a Plan Year as determined by the Committee after the end of the Plan Year (pursuant to Section 5.4 hereof).

2.12. "Energy Corp." shall mean OGE Energy Corp. and its successors and assigns.

2.13. "Participant" means any officer, executive or other key employee of the Company who has been selected by the Committee to be eligible to receive an award under the Plan as provided in Article 4. Members of the Board who are not employed on a full-time basis by the Company are not eligible to receive awards under the Plan.

2.14. "Performance Matrix" means the chart or charts or other schedules approved by the Committee that are used to determine the percentage of each Participant's Target Company Award which the Participant will actually receive as a result of the attainment of Company Performance Goals.

2.15. "Plan" means this 2003 Annual Incentive Compensation Plan, as it may be amended from time to time.

2.16. "Plan Year" means a fiscal year beginning January 1 and ending December 31.

2.17. "Target Company Award" means an award established pursuant to Article 6 hereof. Such Target Company Award shall be expressed as a percentage of the Participant's Base Salary.

2.18. "Target Individual Award" means an award established pursuant to Article 5 hereof. Such Target Individual Award shall be expressed as a percentage of the Participant's Base Salary.

III. ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Committee to the extent provided herein. Subject to the provisions of the Plan, the Board shall have exclusive authority to amend, modify, suspend or terminate the Plan at any time.

IV. ELIGIBILITY AND PARTICIPATION

4.1. Eligibility. Eligibility for participation in the Plan shall be limited to those officers, executives or other key employees who are nominated for participation by the Chief Executive Officer of Energy Corp. (the "Chief Executive Officer") and then selected by the Committee to participate in the Plan.

4.2. Participation. Participation in the Plan shall be determined annually based upon nomination by the Chief Executive Officer and selection by the Committee. Specific criteria for participation shall be determined by the Committee prior to the beginning of each Plan Year. Persons selected for participation shall be notified in writing of their selection, and of their individual performance goals and Company Performance Goals and related Target Individual Awards and Target Company Awards, as soon after approval as is practicable.

4.3. Partial Plan Year Participation. Subject to Article 6 herein, the Committee may, upon recommendation of the Chief Executive Officer, allow an individual who becomes eligible after the beginning of a Plan Year to participate in the Plan for that period. In such case, the Participant's Earned Award normally shall be prorated based on the number of full months of participation during such Plan Year. However, subject to Section 5.1 and Article 6 herein, the Chief Executive Officer, subject to Committee approval, may authorize an unreduced Earned Award.

4.4. Termination of Approval. In its sole discretion, the Committee may withdraw its approval for participation in the Plan with respect to a Plan Year for a Participant at any time during such Plan Year; provided, however, that such withdrawal must occur before the end of such Plan Year and provided further that, in the event a Change of Control occurs during a Plan Year, the Committee may not thereafter withdraw its approval for a Participant during such Plan Year. In the event of such withdrawal, the employee concerned shall cease to be a Participant as of the date designated by the Committee, and the employee shall not be entitled to any part of an Earned Award for the Plan Year in which such withdrawal occurs. Such employee shall be notified of such withdrawal in writing as soon as practicable following such action.

V.   INDIVIDUAL AWARDS

5.1.   <u>Award Opportunities</u>. At the beginning of each Plan Year, the Committee shall establish Target Individual Award levels for each Participant who is to be granted an opportunity to achieve an Earned Individual Award. The established levels may vary in relation to the responsibility level of the Participant. In the event a Participant changes job levels during the Plan Year, the Target Individual Award may be adjusted at the discretion of the Committee to reflect the amount of time at each job level. Notwithstanding any provision in this Plan to the contrary, for any Plan Year (i) Target Individual Awards and Earned Individual Awards shall not be granted to Covered Employees, and (ii) Target Individual Awards shall not be dependent in any manner on, and shall be established independently of and in addition to, the establishment of any Target Company Awards or the payout of any Earned Company Awards pursuant to Article 6 herein.

5.2.   <u>Individual Performance Goals</u>. At the beginning of each Plan Year, the Chief Executive Officer shall recommend individual performance goals for each Participant who is granted a Target Individual Award. The Committee shall consider and approve or modify the recommendations as appropriate. The level of achievement of the individual performance goals by a Participant at the end of the Plan Year, as determined pursuant to Section 5.4 below, will determine such Participant's Earned Individual Award, which may range from 0% to 175% of such Participant's Target Individual Award.

5.3.   <u>Adjustment of Individual Performance Goals</u>. The Chief Executive Officer shall have the right to adjust the individual performance goals (either up or down) during the Plan Year if he determines that external changes or other unanticipated conditions have materially affected the fairness of the goals and unduly influenced a Participant's ability to meet them; provided, however, that no such adjustment to the Chief Executive Officer's individual performance goals shall be made unless approved by the Committee; and provided further that no adjustment of such individual performance goals for any Participant shall be made based upon the failure, or the expected failure, to attain or exceed the Company Performance Goals for any Target Company Award granted to such Participant under Article 6 herein and provided further that no adjustment shall be made of such individual performance goals for a Plan Year in which a Change of Control occurs.

5.4.   <u>Earned Individual Award Determination</u>. At the end of each Plan Year, the Chief Executive Officer shall review the performance of each Participant who received a Target Individual Award. Based on the Chief Executive Officer's determination as to a Participant's level of achievement of his or her individual performance goals, the Chief Executive Officer shall make a recommendation to the Committee as to the Earned Individual Award to be received by such Participant. The payment of all Earned Individual Awards is subject to approval by the Committee. The payment of an Earned Individual Award to a Participant shall not be contingent in any manner upon the attainment of, or failure to attain, the Company Performance Goals for the Target Company Awards granted to such Participant under Article 6.

5.5.   <u>Maximum Payable/Aggregate Award Cap</u>. The maximum amount payable to a Participant pursuant to this Article 5 for any Plan Year shall be $250,000. The Committee also may establish guidelines governing the maximum Earned Individual Awards that may be earned by all Participants in the aggregate, in each Plan Year. These guidelines may be expressed as a percentage of a financial measure, or such other measure as the Committee shall from time to time determine.

5.6.   <u>Deferral of Payment</u>. The Committee may in its sole discretion delay payment to a Participant pursuant to this Article 5, until the Participant is no longer a "covered employee" under Section 162(m) of the Code, as amended from time to time, its legislative history, and any regulations promulgated thereunder.

VI.   COMPANY AWARDS

In addition to any Target Individual Awards granted under Article 5, Target Company Awards based solely on performance of Energy Corp., one or more of its subsidiaries or one or more business or functional units thereof may be established under this Article 6 for Participants. Earned Company Awards are intended to satisfy the performance-based compensation exemption under Code Section 162(m)(4)(C) and the related regulations and shall thus be subject to the requirements set forth in this Article 6.

6.1.   <u>Award Opportunities</u>. On or before the 90th day of each Plan Year and in any event before 25% or more of the Plan Year has elapsed, the Committee shall establish in writing for each Participant for whom a Target Company Award is to be granted under this Article 6, the Target Company Award and specific objective performance goals for the Plan Year, which goals shall meet the requirements of Section 6.2 herein (such goals are hereinafter referred to as "Company Performance Goals"). The extent, if any, to which an Earned Company Award will be payable to a Participant will be based solely upon the degree of achievement of such preestablished Company Performance Goals over the specified Plan Year; provided, however, that, unless and until a Change of Control occurs, the Committee may, in its sole discretion, reduce or eliminate the amount which would otherwise be payable with respect to a Plan Year. Payment of an Earned Company Award to a Participant shall consist of a cash award from the Company to be based upon a percentage (which may exceed 100%) of the Participant's Target Company Award.

6.2.   <u>Company Performance Goals</u>. The Company Performance Goals established by the Committee pursuant to Section 6.1 will be based on one or more of the following relating to Energy Corp., one or more of its subsidiaries, or one or more business or functional units thereof: total shareholder return, return on equity, return on capital, earnings per share, market share, stock price, sales, costs, net operating income, net income, return on assets, earnings before income taxes, depreciation and amortization, return on total assets employed, capital expenditures, earnings before income taxes, economic value added, cash flow, retained earnings, results of customer satisfaction surveys, aggregate product price and other product price measures, safety record, service reliability, demand-side management (including conservation and load management), operating and/or maintenance cost management (including operation and maintenance expenses per Kwh) and energy production availability performance measures. At the time of establishing a Company Performance Goal, the Committee shall specify the manner in which the Company Performance Goal shall be calculated. In so doing, the Committee may exclude the impact of certain specified events from the calculation of the Company Performance Goal. For example, if the Company Performance Goal were earnings per share, the Committee could, at the time this Company Performance Goal was established, specify that earnings per share are to be calculated without regard to any subsequent change in accounting standards required by the Financial Accounting Standards Board. Company Performance Goals also may be based on the attainment of specified levels of performance of Energy Corp., and/or any of its subsidiaries and/or one or more business or functional units thereof under one or more of the measures described above relative to the performance of other corporations or indicies. As part of the establishment of Company Performance Goals for a Plan Year, the Committee shall also establish a minimum level of achievement of the Company Performance Goals that must be met for a Participant to receive any portion of his Target Company Award. All of the provisions of this Section 6.2 are subject to the requirement that all Company Performance Goals shall be objective performance goals satisfying the requirement for "performance-based compensation" within the meaning of Section 162(m)(4) of the Code and the related regulations.

6.3. <u>Payment of an Earned Company Award</u>. At the time the Target Company Award for a Participant is established, the Committee shall prescribe a formula to determine the percentage (which may exceed 100%) of the Target Company Award which may be payable to the Participant based upon the degree of attainment of the Company Performance Goals during the Plan Year. Such formula may be expressed in terms of a graph or chart in which the amount that may be payable to a Participant is dependent upon the combined degree of attainment of more than one Company Performance Goals. If the minimum level of achievement of Company Performance Goals established by the Committee for a Participant for a Plan Year is not met, no payment of an Earned Company Award will be made to the Participant for that Plan Year. To the extent that the minimum level of achievement of Company Performance Goals is satisfied or surpassed for a Participant for a Plan Year, and upon written certification by the Committee that the Company Performance Goals have been satisfied to a particular extent and that any other material terms and conditions of the Company Target Awards have been satisfied, payment of an Earned Company Award shall be made to the Participant for that Plan Year in accordance with the prescribed formula except that, unless and until a Change of Control occurs, the Committee may determine, in its sole discretion, to reduce or eliminate the payment to be made.

6.4. <u>Maximum Payable</u>. The maximum amount payable to a Participant pursuant to this Article 6 for performance for any Plan Year shall be $2,000,000.

6.5. <u>Committee Discretion</u>. Notwithstanding Articles 3 and 5 herein, the Committee shall not have discretion to modify the terms of Target Company Awards or the formula for calculating Earned Company Awards, except as specifically set forth in this Article 6.

VII. FORM AND TIME OF PAYMENT OF AWARDS

Subject to Article 6 and Article 8 herein, as soon as practicable following the availability of the Company's audited financial statements pertaining to the applicable Plan Year, Earned Award payments, if any, for such Plan Year shall be paid in cash.

VIII. TERMINATION OF EMPLOYMENT

8.1. <u>Termination of Employment Due to Death, Disability, or Retirement</u>. In the event a Participant's employment is terminated by reason of death, total and permanent disability (as determined by the Committee) or retirement (as determined by the Committee) during a Plan Year and such termination does not occur within twenty-four (24) months after a Change of Control, the Earned Award, determined in accordance with Section 5.4 and Section 6.3 herein, for such Plan Year shall be reduced to reflect participation prior to termination. This reduction shall be determined by multiplying said Earned Award by a fraction; the numerator of which is the months of participation through the date of termination rounded up to whole months and the denominator of which is 12. The Earned Award thus determined for a Plan Year shall be paid as soon as practicable following the release of the Company's audited financial statements pertaining to such Plan Year.

8.2. <u>Termination of Employment for Other Reasons</u>. In the event a Participant's employment is terminated for any reason other than death, total and permanent disability (as determined by the Committee) or retirement (as determined by the Committee) during a Plan Year and such termination does not occur within twenty-four (24) months after a Change of Control, all of the Participant's rights to an Earned Award for the Plan Year then in progress shall be forfeited; provided that, except in the event of a termination of employment for cause (as determined in the sole discretion of the Committee and without regard to Section 10.2 hereof), the Committee, in its sole discretion, may pay a prorated award for the portion of that Plan Year that the Participant was employed by Energy Corp. or any of its subsidiaries, computed as determined by the Committee.

IX.   BENEFICIARY DESIGNATION

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively and who may include a trustee under a will or living trust) to whom any benefit under the Plan is to be paid in case of his death before he received any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. In the absence of any such designation, or if all designated beneficiaries predecease the Participant, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

X.   CHANGE OF CONTROL

10.1.   <u>Termination Other than for Cause</u>. Notwithstanding any other provisions of the Plan, in the event a Participant's employment with Energy Corp. or any of its subsidiaries is terminated voluntarily or involuntarily for any reason other than for cause (with cause being determined by the Committee in accordance with Section 10.2 hereof), within twenty-four (24) months after a Change of Control, all awards, if any, previously deferred (with earnings) shall be paid to the Participant within ten (10) business days of the termination, along with the Target Company Award and Target Individual Award established for the Participant for the Plan Year in progress at the time of the employment termination, prorated for the number of days in the Plan Year in which the Participant was employed by Energy Corp. or any of its subsidiaries, up to and including the date of termination; provided, however, any such payment to a Participant pursuant to this Section 10.1 shall be reduced to the extent the Participant otherwise received payment of such Target Company Award or Target Individual Award pursuant to the terms of any employment agreement, plan, contract or other arrangement involving the Participant and Energy Corp. or any of its subsidiaries.

10.2.   <u>Termination for Cause</u>. In the event a Participant's employment with Energy Corp. or any of its subsidiaries is terminated for cause (as determined by the Committee in the manner hereinafter set forth) within twenty-four (24) months after a Change of Control, no Earned Award will be paid for the Plan Year in progress at the time of the employment termination; provided that, following a Change of Control, a Participant shall be deemed to be terminated for cause only if his employment was terminated involuntarily at the written direction of the Committee due solely to: (i) the willful and continued failure of the Participant to substantially perform his duties (other than any such failure resulting from physical or mental illness) for a minimum period of two weeks after receiving a written demand for substantial performance from the Committee which specifically identifies the manner in which the Committee or Chief Executive Officer believes that the Participant has not substantially performed his duties or (ii) the willful engaging by the Participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

XI.   MISCELLANEOUS

11.1.   <u>Nontransferability</u>. No Participant shall have the right to anticipate, alienate, sell, transfer, assign, pledge or encumber his or her right to receive any award made under the Plan until such an award becomes payable to him or her.

11.2.   <u>No Right to Company Assets</u>. Any benefits which become payable hereunder shall be paid from the general assets of Energy Corp. or applicable subsidiary. No Participant shall have any lien on any assets of the Company by reason of any award made under the Plan.

11.3.   <u>No Implied Rights; Employment</u>. The adoption of the Plan or any modification or amendment hereof does not imply any commitment to continue or adopt the same plan, or any modification thereof, or any other plan for incentive compensation for any succeeding year, provided, that no such modification or amendment shall adversely affect the rights of any person, without his or her written consent, under any award theretofore granted under the Plan. Neither the Plan nor any award made under the Plan shall create any employment contract between the Company and any Participant.

11.4. <u>Participation</u>. No Participant or other employee shall at any time have a right to be selected for participation in the Plan for any Plan Year, despite having been selected for participation in a prior Plan Year. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

11.5. <u>All Determinations Final</u>. All determinations of the Committee or the Board as to any disputed questions arising under the Plan, including questions of construction and interpretation, shall be final, binding and conclusive upon all Participants and all other persons and shall not be reviewable.

11.6. <u>Plan Description</u>. Each Participant shall be provided with a Plan description and a Plan agreement for each Plan Year which shall include Target Individual Awards, individual performance goals, Target Company Awards, Company Performance Goals and a Performance Matrix for each year. In the event of a conflict between the terms of the Plan description and the Plan, the terms of the Plan shall control unless the Committee decides otherwise.

11.7. <u>Successors</u>. This Plan shall be binding on the successors and assigns of Energy Corp.

OGE ENERGY CORP.
Annual Meeting of Shareowners
[LOGO] May 22, 2003

P R O X Y

The undersigned hereby appoints Steven E. Moore, Herbert H. Champlin, and Martha W. Griffin, and each of them severally, with full power of substitution and with full power to act with or without the other, as the proxies of the undersigned to represent and to vote all shares of stock of OGE Energy Corp. held of record by the undersigned on March 24, 2003, at the Company's Annual Meeting of Shareowners to be held on May 22, 2003, and at all adjournments thereof, on all matters coming before said meeting.

THIS PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE NOMINEES NAMED ON THE REVERSE SIDE OF THIS PROXY CARD AND FOR THE APPROVAL OF THE OGE ENERGY CORP. 2003 STOCK INCENTIVE PLAN AND THE OGE ENERGY CORP. 2003 ANNUAL INCENTIVE COMPENSATION PLAN.

PLEASE VOTE BY INTERNET, TELEPHONE, OR MARK, DATE, SIGN AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. Unless you attend and vote in person, you MUST vote by Internet, telephone, or sign and return your proxy in order to have your shares voted at the meeting.

SEE REVERSE SIDE

PLEASE DATE AND SIGN EXACTLY AS NAME APPEARS BELOW. EACH JOINT OWNER SHOULD   Please mark your votes as
SIGN. ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR OTHERS SIGNING IN A   indicated in this example /X/
REPRESENTATIVE CAPACITY SHOULD GIVE THEIR FULL TITLES.

**The Board recommends a vote FOR the election as directors of the nominees named below and a vote FOR
approval of the 2003 Stock Incentive Plan.**
----

1. Election of Directors: FOR all   WITHHOLD
                                   NOMINEES   AUTHORITY
   NOMINEES: (list exceptions   to vote for
   01 William e. Durrett;   to the right)   all nominees.   _____
   02 John D. Groendyke;   *Instruction: To withhold authority to*
   and 03 Steven E. Moore   _____   _____   *vote for any individual nominee, write*
                                                                        that nominee's name on the line above.

                                    FOR   AGAINST   ABSTAIN   4. In their discretion, the proxies are
2. Approval of the OGE Energy   authorized to vote upon such other
   Corp. 2003 Stock Incentive   business as may properly come before
   Plan.   _____   _____   _____   the meeting.

3. Approval of the OGE Energy   FOR   AGAINST   ABSTAIN   *Discontinue mailing   I will attend the*
   Corp. 2003 Annual Incentive   *of duplicate Annual   Annual Meeting.*
   Compensation Plan.   _____   _____   _____   *Report* _____   _____

X   /   /2003   X   /   /2003
--   --
       Signature of Shareowner   Date   Signature of Shareowner   Date
                          Detach here from proxy voting card.

```
         LOGO                    Admission Ticket
321 North Harvey Avenue       RETAIN FOR ADMITTANCE
Oklahoma City, OK 73102
```

Annual Meeting of
OGE Energy Corp. Shareowners
Thursday, May 22, 2003 10:00 a.m.
National Cowboy and Western Heritage Museum
1700 Northeast 63rd Street
Oklahoma City, Oklahoma

LOCATION OF THE NATIONAL COWBOY AND
**   WESTERN HERITAGE MUSEUM**

East Bound or West Bound I-44

Exit to Martin L. King Ave., continuing northerly
approximately .2 miles. Proceed west on Northeast 63rd
Street .5 miles to National Cowboy and Western Heritage
Museum.

{MAP}

It is important that your shares are represented at this
meeting, whether or not you attend the meeting in person.
To make sure your shares are represented, we urge you to
vote by Internet, telephone, or complete and mail the proxy
card above.

Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week

Internet and telephone voting is available through 11PM Eastern Time
the day prior to annual meeting day.

**Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner
as if you marked, signed and returned your proxy card.**

Internet	Telephone	Mail
--------	---------	----
http://www.eproxy.com/oge	1-800-435-6710	

| Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot. | **OR** | Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given. | **OR** | Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. |

**If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.**

**You can view the Annual Report and Proxy Statement
on the Internet at: http://www.oge.com**

OGE ENERGY CORP. P.O. BOX 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

OGE ENERGY CORP.
[LOGO]

April 4, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

On behalf of OGE Energy Corp., enclosed for electronic filing, pursuant to Rule 14a-6(b), is a definitive copy of the proxy solicitation material relating to the Annual Meeting of Shareowners of the Company to be held on May 22, 2003.

Please note that copies of the proxy solicitation material are this day being sent to the New York and Pacific Stock Exchanges in accordance with Rule 14a-6(b).

The Company intends to commence mailing the foregoing material to its shareowners on approximately April 4, 2003, and to complete the same as soon as possible.

Sincerely,

/s/Carla D. Brockman
Carla D. Brockman
Corporate Secretary

Enclosure